Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

AAI SERVICES CORPORATION,
a Maryland corporation,

M INTERNATIONAL, INC.,
a Virginia corporation

RICHARD D. MCCONN,
the sole stockholder of M International, Inc.

and

MCTURBINE INC.,
a Texas corporation

Dated:  November 6, 2006

Exhibits

Exhibit A	Form of Escrow Agreement
Exhibit B-1	Form of Parent/Stockholder Non-Competition Agreement
Exhibit B-2	Form of Stockholder Consulting Agreement
Exhibit C	Form of Standard Employee NDA
Exhibit D	Form of Opinion Letter
Exhibit E	Form of New Facility Lease Agreement
Exhibit F	Form of Retention Agreement
Exhibit G	Form of Mutual Release
Exhibit H	Required Consents

Schedules

Disclosure Schedule

v

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of the 6th day of November, 2006, by and among AAI Services Corporation, a Maryland corporation (“Purchaser”), M International, Inc., a Virginia corporation (“Parent”), Richard D. McConn, the sole stockholder of Parent (“Stockholder”) and McTurbine Inc., a Texas corporation (“Company”).

RECITALS

A.        Parent owns all of the issued and outstanding capital stock of Company, consisting of 10,000 shares of common stock, $1.00 par value per share (the “Company Common Stock”).

B.        Parent desires to sell and convey the Company Common Stock to Purchaser, and Purchaser desires to purchase the Company Common Stock from Parent, upon the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.             DEFINITIONS; INTERPRETATION.

1.1     Definitions.  As used in this Agreement, the following terms have the respective meanings set forth below:

“Actual Net Worth” shall have the meaning set forth in Section 2.4 hereof.

“Adverse Consequences” means all out-of-pocket losses, liabilities, claims, damages, penalties, fines, judgments, awards, settlements, Taxes, Liens, costs, fees, expenses (including, but not limited to, reasonable attorneys’ fees) and disbursements.

“Affiliate” means any Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with or of, such entity.  The term “Control” (including, with correlative meaning, the terms “Controlled by” and “under common Control with”), as used with respect to any entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by contract or otherwise.  In addition, an Affiliate shall include any joint venture entity of which a Person is a stockholder.

“Affiliated Group” shall have the meaning set forth in Section 1504(a) of the Code.

“Airborne Engines” shall have the meaning set forth in Section 6.11(a).

“Allocation Statement” shall have the meaning set forth in Section 12.6(b) hereof.

“Assets” means all cash and cash equivalents, marketable securities, personal property and real property of Company, all Contracts, Leases and Property Warranties to which Company is a party, all

Permits held by Company, all Intellectual Property and all other assets of Company, except for any assets owned solely by or used exclusively in the operations and business of Airborne Engines or KALZ.

“Audited Financial Statements” shall have the meaning set forth in Section 3.15(b) hereof.

“Basket Amount” shall have the meaning set forth in Section 11.5(a) hereof.

“Benefit Plans” shall have the meaning set forth in Section 3.19(a) hereof.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in Baltimore County, Maryland are open for the general transaction of business.

“CITA” shall have the meaning set forth in Section 5.15(a) hereof.

“Classified Documents” means CONFIDENTIAL, SECRET, and TOP SECRET documents, each as defined by Executive Order 12958, or any more recent Executive Order.

“Classified Facility” means any facility certified as acceptable for processing, discussing, or storing classified or collateral level information under the National Industrial Security Program Operating Manual or under the manuals or Laws of other Governmental Authorities.

“Closing” shall have the meaning set forth in Section 2.2(a) hereof.

“Closing Date” shall have the meaning set forth in Section 2.2(a) hereof.

“Closing Date Purchase Price” shall have the meaning set forth in Section 2.1 hereof.

“Closing Payment” shall have the meaning set forth in Section 2.2(c) hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Cognizant Agency” means the U.S. Department of Defense through its representatives in the Defense Security Service and each and every agency sponsoring or acting as Cognizant Security Authority for the Sensitive Compartmented Information Facilities maintained by the Company or for any access held by employees of the Company to the extent the Defense Security Service is not recognized as the Cognizant Authority for the Classified Facility or for sponsorship of those accesses.

“Company” shall have the meaning set forth in the Preamble to this Agreement.

“Company Common Stock” shall have the meaning set forth in the Recitals to this Agreement.

“Company Expenses” shall mean the aggregate of all out-of-pocket fees and expenses payable by Company in connection with the consummation of the transactions contemplated hereby (or incurred in connection with the transactions hereunder) including any of the foregoing payable to legal counsel, accountants, investment bankers, financial advisors, brokers, finders, or consultants but excluding the costs of Audited Financial Statements or costs incurred in connection with the Dispute Resolution Procedure following the Closing.

“Company Indebtedness” means, at any given time, the outstanding principal of, and accrued and unpaid interest on, and any premiums, prepayment fees and penalties due upon prepayment and full satisfaction of, all bank or other third party indebtedness for borrowed money of the Company and its subsidiaries, including indebtedness under any bank credit agreement and any other related agreements; provided, that, for purposes of clarity, “Company Indebtedness” shall exclude normal due course trade payable leases and purchase orders issued in the Ordinary Course of Business.

“Company Premises” means the Leased Premises and/or any real property owned or formerly owned, leased or operated by Company, including without limitation the property formerly owned by Company and currently owned by KALZ located at 401 Junior Beck Drive, Corpus Christi, Texas.

“Confidential Information” means any information concerning the business and affairs of Company or the Assets, that is not generally available to the public, including know-how, trade secrets, customer lists, details of customer or consultant contracts, pricing policies, operational methods and marketing plans or strategies, and any information disclosed to Company by third parties to the extent that Company has an obligation of confidentiality in connection therewith.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto), to which Company is a party or which are binding upon Company or the Assets, and which are in effect on the date hereof or the Closing Date, including those listed on the Disclosure Schedule.

“Copyrights” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“DCAA” means the Defense Contract Audit Agency of the United States Government.

“Determination” shall have the meaning set forth in the definition of Dispute Resolution Procedure.

“Direct Costs” shall have the meaning provided in Federal Acquisition Regulation (“FAR”) Part 31.

“Disclosure Schedule” means the disclosure schedule to this Agreement delivered to Purchaser by Parent upon execution and delivery of this Agreement.

“Dispute Resolution Procedure” means the procedure pursuant to which the items in dispute are referred by either Parent or Purchaser for determination as promptly as practicable to the Independent Accounting Firm, which shall be jointly engaged by Purchaser, on the one hand, and Parent, on the other hand, pursuant to an engagement letter in customary form which each of Purchaser and Parent shall execute.  If RSM McGladrey Inc. is unable to serve as the Independent Accounting Firm and Purchaser and Parent have failed to reach agreement on an Independent Accounting Firm within ten (10) calendar days following the termination of the twenty (20) calendar-day period set forth in the last sentence of Section 2.3(b), then the Independent Accounting Firm shall be selected by the American Arbitration Association.  The Independent Accounting Firm shall prescribe procedures for resolving the disputed items and in all events shall make a written determination, with respect to such disputed items only (i.e., in connection with Section 2.3, whether and to what extent, if any, the Estimated Net Worth Certificate and the accompanying calculations of the Net Worth of Company at Closing require adjustment based on the terms and conditions of this Agreement (a “Determination”).  The Determination shall be based solely on presentations with respect to such disputed items by Purchaser and Parent to the Independent

Accounting Firm and not on the Independent Accounting Firm’s independent review; provided, that such presentations shall be deemed to include any work papers, records, accounts or similar materials delivered to the Independent Accounting Firm by Purchaser or Parent in connection with such presentations and any materials delivered to the Independent Accounting Firm in response to requests by the Independent Accounting Firm.  Each of Purchaser and Parent shall use its Reasonable Best Efforts to make its presentation as promptly as practicable following submission to the Independent Accounting Firm of the disputed items, and each such party shall be entitled, as part of its presentation, to respond to the presentation of the other party and any questions and requests of the Independent Accounting Firm.  Purchaser and Parent shall instruct the Independent Accounting Firm to deliver the Determination to Purchaser and Parent no later than thirty (30) calendar days following the date on which the disputed items are referred to the Independent Accounting Firm.  In deciding any matter, the Independent Accounting Firm (i) shall be bound by the provisions of Section 2.3(b) hereof, (ii) may not assign a value to any item greater than the greatest value for such item claimed by either Purchaser or Parent or less than the smallest value for such item claimed by Purchaser or Parent, and (iii) shall be bound by the express terms, conditions and covenants set forth in this Agreement, including the definitions contained herein.  In the absence of fraud or manifest error, the Determination shall be conclusive and binding upon Purchaser, Parent and Stockholder.  The Independent Accounting Firm shall consider only those items and amounts in the Purchaser’s certificate which Purchaser and Parent were unable to resolve.  All fees and expenses of the Independent Accounting Firm incurred in connection with any dispute over Purchaser’s certificate shall be borne by the parties based on the percentage which the portion of the contested amount not awarded to such party bears to the amount actually contested by the parties.  By way of example and not by way of limitation, if Parent seeks a $70,000 upward adjustment to Net Worth and the Independent Accounting Firm determines that there shall be a $40,000 upward adjustment, then Parent and Stockholder shall be responsible for three-sevenths (3/7th) of the fees and expenses and Purchaser shall be responsible for four-sevenths (4/7th) of the fees and expenses.

“Effective Time” shall have the meaning set forth in Section 8.1 hereof.

“Environmental Claim” means any claim for Adverse Consequences or indemnification of the Purchaser Parties pursuant to Section 11, (a) based upon, arising out of or otherwise in respect of, any inaccuracy in or any breach of any representation or warranty of the Company contained in Section 3.21 hereof, and/or (b) pursuant to Section 11.3(d).

“Environmental Condition” means any contamination or damage to the environment caused by or relating to the use, handling, storage, treatment, recycling, generation, transportation, release, spilling, leaching, pumping, pouring, emptying, discharging, injection, escaping, disposal, dumping or threatened release of Hazardous Materials by Company or any other Person.  With respect to claims by employees or any other third parties, Environmental Condition shall also include the exposure of Persons to amounts of Hazardous Materials in amounts that have been determined to be deleterious to human health.

“Environmental Insurance Policy” means the Premises Pollution Liability II Insurance Policy from ACE/Illinois Union Insurance Company to be procured by Purchaser, in the form previously delivered to Parent and Company.

“Environmental Laws” means all currently applicable federal, state and local laws, ordinances, rules and regulations and standards, policies and other governmental requirements, administrative rulings and court judgments and decrees, including all amendments, and requirements applicable under common law that relate to (1) pollution; (2) the protection of human health and safety; (3) the protection or regulation of the environment, including without limitation, air, soils, wetlands, surface and underground water; (4) aboveground or underground storage tank regulation or removal; (5) wildlife; (6) protection or regulation of natural resources; (7) radioactive materials, including without limitation radon; (8) indoor air quality; and (9) chemicals, pesticides, mold or fungus or similar substances.  “Environmental Laws” include, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., the Toxic Substance Control Act, 15 U.S.C. Section 2601, et seq., the Federal Water Pollution Control Act, 33 U.S.C. Section 1251, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. 5101, et seq., the Clean Air Act, 42 U.S.C. Section 7401, et seq., the Safe Drinking Water Act, 42 U.S.C. Section 300f, et seq., the Occupational Safety and Health Act, 29 U.S.C. Section 651, et  seq., the Emergency Planning and Community Right to Know Act of 1986, 42 U.S.C. 11001, et seq., The Atomic Energy Act, 42 U.S.C. Section 2014, et seq., the National Environmental Policy Act, 42 U.S.C. Section 4321, et seq., the Endangered Species Act, 16 U.S.C. Section 1531, et seq., the Federal Insecticide, Fungicide & Rodenticide Act, 7 U.S.C. Section 136, et seq., and their state analogs, all applicable state superlien or environmental clean-up or disclosure statutes in the state in which the Leased Premises is located, and all similar local laws, and all implementing regulations.

“Environmental Noncompliance” means any violation of any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any member of Company’s “controlled group” as defined in Section 414(b), (c), (m) or (o) of the Code.

“Escrow Account” shall have the meaning set forth in Section 2.2(c)(i) hereof.

“Escrow Agent” shall have the meaning set forth in Section 2.2(c)(i) hereof.

“Escrow Agreement” shall have the meaning set forth in Section 2.2(c)(i) hereof.

“Estimated Closing Date Balance Sheet” shall have the meaning set forth in Section 2.3(a) hereof.

“Estimated Net Worth” shall have the meaning set forth in Section 2.3(a) hereof.

“Estimated Net Worth Certificate” shall have the meaning set forth in Section 2.3(a) hereof.

“Exchange Act”  means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FAR” shall have the meaning set forth in the definition of Direct Cost contained in this Section 1.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“Financial Statements” shall have the meaning set forth in Section 3.15(b) hereof.

“GAAP” means generally accepted accounting principles in the United States of America, consistently applied.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal,

administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Government Bid” means any offer made by Company prior to the Closing Date, which, if accepted, would result in a Government Contract.

“Government Contract” means any prime contract, subcontract, basic ordering agreement, letter contract or other similar arrangement of any kind, between Company, on the one hand, and (a) any Governmental Authority, (b) any prime contractor of a Governmental Authority in its capacity as a prime contractor, or (c) any subcontractor (or lower tier subcontractor) with respect to any contract of a type described in clauses (a) or (b) above, on the other hand awarded to the Company within the past three (3) years.  A task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Government Contracts Claim” means any claim for Adverse Consequences or indemnification of the Purchaser Parties pursuant to Section 11, (a) based upon, arising out of or otherwise in respect of, any inaccuracy in or any breach of any representation or warranty of the Company contained in  Sections 3.28, 3.32, 3.33, and/or 3.38 hereof, and/or (b) pursuant to Section 11.3(b).

“Hazardous Materials” shall mean any materials regulated as hazardous or toxic under applicable Environmental Laws, or any other material regulated, or that could result in the imposition of liability, under Environmental Laws, including, without limitation, petroleum, petroleum products, fuel oil, crude oil or any fraction thereof, derivatives or byproducts of petroleum products or fuel oil, natural gas, mold, hazardous substances, toxic substances, polychlorinated biphenyls, any materials containing more than one percent (1%) asbestos by weight and any other substance determined to present a deleterious effect on human health or the environment.

“Independent Accounting Firm” shall mean RSM McGladrey Inc., or such other nationally recognized accounting firm mutually agreed upon by Purchaser and Parent; provided, however, that the Independent Accounting Firm may not have a business relationship with any of the Stockholder, Company, Parent, Purchaser, or United Industrial Corporation, or have had any such relationship within the three (3) years prior to its engagement hereunder.

“Indirect Costs” shall have the meaning provided in FAR Part 31.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world, in each case, to the extent owned by, licensed to, or otherwise used by Company:  (a) patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled) (collectively, “Patents”);  (b) trademarks, service marks, trade dress, trade names, brand names, Internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration thereof (collectively, “Trademarks”); (c) works of authorship and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration, and non-registered copyrights (collectively, “Copyrights”); (d) trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection) (collectively, “Trade Secrets”); (e) all domain name registrations, web sites and web pages and related rights, items and documentation related thereto (collectively, “Internet Assets”) (f) computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases (“Software”); (g) mask works, and (h) all licenses, and sublicenses, and other agreements or permissions related to the preceding property.

“Interim Period” shall have the meaning set forth in Section 5.11(b) hereof.

“Internet Assets” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“IP Licenses” shall have the meaning set forth in Section 3.12(a)(ii) hereof.

“IRS” means Internal Revenue Service.

“KALZ” shall have the meaning set forth in Section 6.11(b).

“Key Personnel” shall mean Kenneth Essary, Andrea Satterfield, Rafael Guerra and Jose Guzman.

“Knowledge” means (a) with respect to Company, the knowledge after Reasonable Inquiry of each of Stockholder, each other director of Company, Mehdi Protzuk, Kenneth Essary, Andrea Satterfield, John Ryan, Roberto Leal, Thomas Daiz Deleon, Rafael Guerra, Tom Kwiatkowski, Fernando Milia, Jose Guzman and Howard Lynch, (b) with respect to Parent, the knowledge after Reasonable Inquiry of each officer and/or director of Parent, (c) with respect to Stockholder, the knowledge after Reasonable Inquiry of Stockholder and (d) with respect to any other Person, the actual knowledge of such Person after Reasonable Inquiry.

“Laws” shall have the meaning set forth in Section 3.6 hereof.

“Leases” shall have the meaning set forth in Section 3.22(a) hereof.

“Leased Improvements” means all leasehold improvements and fixtures located on the Leased Premises.

“Leased Premises” shall have the meaning set forth in Section 3.22(a) hereof.

“Liens” means all mortgages, deeds of trust, collateral assignments, security interests, Uniform Commercial Code financing statements, conditional or other sales agreements, liens, pledges, hypothecations, and other encumbrances on or ownership interests in the Assets or the Company Common Stock, as applicable.

“Material Adverse Effect” means, with respect to Company, any event, fact, condition, change, circumstance, occurrence or effect, that, either individually or in the aggregate with all other related events, facts, conditions, changes, circumstances, occurrences or effects (a) has had, or would reasonably be expected to have, a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise), operations, or results of operations of Company or (b) does or would reasonably be expected to materially impair or delay the ability of Parent, Company or Stockholder to perform their obligations under this Agreement or to consummate the transactions contemplated hereby.

“Material Contracts” shall have the meaning set forth in Section 3.13(a).

“Net Worth” means the difference (whether positive or negative) of (a) the total assets of the Company as of the Closing Date immediately prior to the consummation of the purchase and sale of the Company Common Stock contemplated hereby, minus (b) the total liabilities of the Company as of the Closing Date immediately prior to the consummation of the purchase and sale of the Company Common Stock contemplated hereby, in each case as determined in accordance with GAAP applied on a basis consistent with the Audited Financial Statements; provided however, that, for purposes of the definition of “Net Worth,” whether or not the following is consistent with GAAP:

(i) “total assets” shall exclude (A) any receivable from (x) Parent or any of its Affiliates or (y) from any other Related Party outside of the Ordinary Course of Business, (B) intangible assets, (C) cash and cash equivalents of the Company; provided that Company shall have the right to dividend out or otherwise transfer any cash and cash equivalents to Parent prior to the Closing, and (D) deferred income taxes.

(ii) “total liabilities” shall exclude (A) to the extent paid or cancelled prior to or at the Closing, (including any amount paid in accordance with Section 2.2(c)(i)(C)) any amount owed to (x) Parent or any of its Affiliates or (y) any other Related Party outside of the Ordinary Course of Business, (B) to the extent paid or cancelled prior to or at the Closing, the Company Indebtedness, and (C) any liabilities paid pursuant to Section 2.2(c)(i)(B).  For purposes of clarity, “total liabilities” shall include (x) any and all amounts received by the Company pursuant to that certain Agreement to Grant Business Incentives to McTurbine, Inc. for the Creation of Jobs, effective as of July 25, 2005, by and between the Corpus Christi Job Business and Job Development Corporation, a Texas non-profit corporation, and Company up to an amount of $499,117 and (y) normal due course trade payable leases and purchase orders issued in the Ordinary Course of Business

“Net Worth Threshold” means Seven Million Nine Hundred Fifty-Three Thousand Dollars ($7,953,000).

“New Facility Lease Agreement” shall have the meaning set for the in Section 6.9 hereof.

“Notices” shall have the meaning set forth in Section 15 hereof.

“Ordinary Course of Business” means, with respect to a Person, an action taken by such Person  that is consistent with past custom and practice in the ordinary course of the normal day-to-day operations of the Person, or in the case of non-recurring actions, such action is taken in accordance with sound and prudent business practices and does not require separate specific authorization by the board of directors or equity holders of such person.

“Parent” shall have the meaning set forth in the Preamble to this Agreement.

“Parent Parties” shall have the meaning set forth in Section 11.2 hereof.

“Patents” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“Permits” means all federal, state, local or foreign permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, certificates, or orders of, any Governmental Authority or any other Person, required for Company to own the Assets or conduct Company’s business as is now being conducted.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable, and (b) statutory Liens of landlords, carriers, warehousemen, mechanics and materialmen and other similar Liens imposed by Law in the Ordinary Course of Business for sums not yet due and payable.

“Permitted Use” shall have the meaning set forth in Section 12.3 hereof.

“Person” means any individual, partnership, joint venture, corporation, trust, unincorporated organization, limited liability company, group, Governmental Authority, and any other person or entity.

“Property Warranties” means all of Company’s rights under any manufacturers’, vendors’ or other warranties relating to the Assets.

“Purchase Price” shall have the meaning set forth in Section 2.1 hereof.

“Purchaser” shall have the meaning set forth in the Preamble to this Agreement.

“Purchaser Material Adverse Effect” shall have the meaning set forth in Section 4.1 hereof.

“Purchaser Parties” shall have the meaning set forth in Section 11.1 hereof.

 “Purchaser’s Representatives” shall have the meaning set forth in Section 5.5 hereof.

“Reasonable Best Efforts” means the efforts that a reasonably prudent Person would use to achieve a result as expeditiously as reasonably possible.

“Reasonable Inquiry” means the investigation that a reasonably prudent manager (or applicable Person) would conduct to determine the accuracy of such matter.

“Regulations” means the United States treasury regulations promulgated under the Code.

“Related Party” means any officer, director or employee of Parent, any member of the “Knowledge” group or any member of any such individual’s immediate family, any Affiliate of any such  individual or member of such individual’s immediate family or any Affiliate of Parent, Company or Stockholder.

“Representative” means, as to any Person, such Person’s Affiliates and its and their directors, officers, employees, agents, advisors (including financial advisors, counsel and accountants) and direct and indirect controlling persons.

“Retention Agreements” shall have the meaning set forth in Section 6.6 hereof.

“SCI” or “Sensitive Compartmented Information” means such term as defined in the Director of Central Intelligence Directive 1/19, Security Policy for Sensitive Compartmented Information and Security Policy Manual (effective March 1, 1995).

“SCI Documents” means such term as described in the Director of Central Intelligence Directive 1/19, Security Policy for Sensitive Compartmented Information and Security Policy Manual (effective March 1, 1995), as applied to documents containing Sensitive Compartmented Information for which Company is accountable.

“Section 338(h)(10) Election” shall have the meaning set forth in Section 12.6(a) hereof.

“Section 409A Plan” shall have the meaning set forth in Section 3.19(i) hereof.

“Software” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“Standard Employee NDAs” shall have the meaning set forth in Section 5.12 hereof.

“Statement Date” shall have the meaning set forth in Section 3.15 hereof.

“Subsection 116 Certificate” shall have the meaning set forth in Section 5.15(a) hereof.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof.  For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity.  Unless the context requires otherwise, each reference to a Subsidiary shall be deemed to be a reference to a Subsidiary of the Company.

“Tax” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; it being understood that the foregoing will include any transferee or secondary liability for a Tax and any liability assumed or arising as a result of being, having been, or ceasing to be a member of any Affiliated Group (or being included or required to be included in any Tax Return relating thereto) or as a result of any Tax indemnity, Tax sharing, Tax allocation or similar contract or arrangement.

“Tax Claim” means any claim for Adverse Consequences or indemnification of the Purchaser Parties pursuant to Section 11, (a) based upon, arising out of or otherwise in respect of, any inaccuracy in or any breach of any representation or warranty of the Company contained in this Agreement related to liability of Company for Taxes, including Section 3.17, and (b) pursuant to Section 11.3(a).

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes of Company or any Affiliate of Company other than Stockholder or the administration of any Laws or administrative requirements relating to any Taxes.

“Tax Sharing Agreements” shall have the meaning set forth in Section 3.17(g) hereof.

“Taxing Authority” means any Governmental Authority with the power to levy or collect Taxes.

“Trademarks” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“Trade Secrets” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“Transaction Documents” means this Agreement and each agreement, instrument or document attached hereto as an Exhibit and the other agreements, certificates and instruments to be executed by any of the parties hereto in connection with or pursuant to this Agreement.

“Unaudited Financial Statements” shall have the meaning set forth in Section 3.15(a) hereof.

“Withheld Amount” shall have the meaning set forth in Section 5.15(a) hereof.

1.2     Certain Interpretive Matters.  In this Agreement, unless the context otherwise requires: (a) words of the masculine or neuter gender shall include the masculine, neuter and/or feminine gender, and words in the singular number or in the plural number shall each include, as applicable, the singular number or the plural number; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Transaction Document has the meaning assigned to such term in accordance with GAAP; (d)  “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term; (e) reference to any law (including statutes and ordinances) means such law as amended, modified codified or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder; and (f) any agreement, instrument, insurance policy, statute, regulation, rule or order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, statute, regulation, rule or order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein.  With respect to information contained in the Disclosure Schedule, Parent, Company and Stockholder shall use Reasonable Best Efforts to provide specific cross-references to each representation and warranty that is modified or otherwise affected by such information; provided, that, absent any such cross-reference, information disclosed on the Disclosure Schedule for any individual representation and warranty shall be deemed to be disclosed under and incorporated into any other representation and warranty if the relevance of such information to such other representation or warranty is reasonably apparent.  The parties further acknowledge and agree that: (i) this Agreement is the result of negotiations between the parties and shall not be deemed or construed as having been drafted by any one party, (ii) each party and its counsel have reviewed and negotiated the terms and provisions of this Agreement (including any Exhibits and Schedules attached hereto) and have contributed to its revision, (iii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement, and (iv) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement.

2.             PURCHASE PRICE.

2.1     Purchase and Sale of the Company Common Stock and Purchase Price.  At the Closing and upon the terms and subject to the conditions of this Agreement, Parent shall sell, transfer, assign and convey to Purchaser, and Purchaser shall purchase and accept from Parent, the Company Common Stock.  In full payment for the Company Common Stock, Purchaser shall pay at Closing, in the manner described in Section 2.2(c), (a) Thirty-One Million Dollars ( $31,000,000 ), (b)(i) minus the amount by which the Net Worth Threshold exceeds Estimated Net Worth, or (ii) plus the amount by which the Estimated Net Worth exceeds the Net Worth Threshold, as the case may be, such estimate as determined in accordance with Section 2.3(a) hereof, (c) minus an amount equal to one-half of the premium payable for the Environmental Insurance Policy up to a maximum of $125,000.00 (the amount in (a) as adjusted by the amount in (b)(i) or (b)(ii), as applicable, and as adjusted by the amount in (c), the “Closing Date Purchase Price” and the Closing Date Purchase Price as otherwise adjusted pursuant to the terms of this Agreement is referred to as the “Purchase Price”).

2.2     Closing and Payments at Closing.

(a)           The Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Holland & Knight LLP, 1600 Tysons Boulevard, Suite 700, McLean, VA 22102, commencing at 10:00 a.m. local time on the date that is two (2) Business Days following the satisfaction or the Purchaser’s waiver of the closing conditions set forth in Section 6 and the satisfaction or Parent’s waiver of the closing conditions set forth in Section 7, in each case, other than those conditions that by their nature can only be satisfied at the Closing (such later date, the “Closing Date”).  Subject to the provisions of Section 10, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.2(a) will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

(b)           Closing Deliverables.  At the Closing, (i)  Parent or Stockholder will deliver to Purchaser the various certificates, instruments, and documents referred to in Section 9.1 below and (ii) Purchaser will deliver to Parent and Stockholder or the appropriate third parties the various certificates, instruments, and documents referred to in Section 9.2 below.

(c)           Payments at Closing.

(i)            At the Closing, Purchaser shall:

(A)          pay 10% of the Purchase Price by wire transfer of immediately available funds to an escrow account (the “Escrow Account”) to be established by Purchaser with an escrow agent to be mutually agreed upon by the parties (the “Escrow Agent”), to be held by the Escrow Agent pursuant to the terms of an escrow agreement, substantially in the form attached hereto as Exhibit A (the “Escrow Agreement”).
(B)           pay any unpaid Company Expenses that have not been paid by Parent, Company or Stockholder prior to Closing, and Purchaser shall reduce the amount of the Closing Date Purchase Price to be paid to Parent by the amount so paid;  and

(C)           pay any unpaid Company Indebtedness that has not been paid by Company prior to Closing, and Purchaser shall reduce the amount of the Closing Date Purchase Price to be paid to Parent by the amount so paid.

The Closing Date Purchase Price minus the payments (or the assumption of liabilities) described in paragraphs (A), (B) and (C) of this Section 2.2(c)(i) is herein referred to as the “Closing Payment.”

(ii)           At the Closing, Purchaser shall pay the Closing Payment to Parent by wire transfer of immediately available funds to an account designated by Parent (such account to be designated at least two (2) Business Days prior to the Closing Date).

2.3     Determination of Net Worth.

(a)           Determination of Estimated Net Assets.  Not later than three (3) nor more than five (5) Business Days prior to the Closing Date, the Company and Parent shall prepare and deliver to Purchaser a certificate certifying the Company’s and Parent’s good faith estimate of the Net Worth of Company as of the Closing Date (“Estimated Net Worth”), and including an estimated unaudited balance sheet of Company as of the Closing Date (“Estimated Closing Date Balance Sheet”).  As promptly as practicable but not later than one (1) Business Day prior to the Closing, Purchaser shall identify any adjustments that it believes are required to the certificate delivered by Company or Parent.  If Company or Parent disputes any such adjustments, Purchaser and Parent shall use Reasonable Best Efforts to resolve such dispute, after which Company or Parent shall re-deliver to Purchaser the certificate with such adjustments as the parties have agreed are appropriate.  The form of certificate finally delivered pursuant to this Section 2.3(a) and acceptable to the Purchaser, Company and Parent is referred to herein as the “Estimated Net Worth Certificate.”

(b)           Determination of Actual Net Worth.  Within ninety (90) days after the Closing Date, Purchaser will prepare and deliver to Parent a certificate, signed by Purchaser, certifying Purchaser’s good faith determination of the actual Net Worth of Company as of the Closing Date, and identifying any adjustments to the Purchase Price as a result of such amounts being greater or less than the amounts set forth on the Estimated Net Worth Certificate.  If Parent does not object to Purchaser’s certificate within thirty (30) days after receipt, or accepts such certificate during such thirty (30) day period, the Purchase Price shall be adjusted as set forth in Purchaser’s certificate, and payment made in accordance with Section 2.4.  If Parent objects to the Purchaser’s certificate, Parent shall notify Purchaser in writing of such objection within thirty (30) days after Parent receipt thereof (such notice setting forth in reasonable detail the basis for such objection).  During such thirty (30) day period, Purchaser shall permit Parent access to such work papers relating to the preparation of Purchaser’s certificate, as may be reasonably necessary to permit Parent to review in detail the manner in which Purchaser’s certificate was prepared.  Purchaser and Parent shall thereafter negotiate in good faith to resolve any such objections.  If Purchaser and Parent are unable to resolve all of such differences within twenty (20) calendar days of Purchaser’s receipt of Parent’s objections, the parties shall resolve the dispute by way of the Dispute Resolution Procedure.

2.4     Adjustment to Purchase Price.  The Net Worth amount determined in accordance with Section 2.3(b) (the “Actual Net Worth”) shall be used to calculate post-Closing adjustments to the Purchase Price as follows:

(a)           If Actual Net Worth is equal to Estimated Net Worth, no adjustment to the Purchase Price shall be made;

(b)           If Estimated Net Worth was less than the Net Worth Threshold, and Actual Net Worth is less than Estimated Net Worth, then Parent shall pay Purchaser the difference between Estimated Net Worth and Actual Net Worth;

(c)           If Estimated Net Worth was less than the Net Worth Threshold, and Actual Net Worth is greater than Estimated Net Worth, then Purchaser shall pay Parent an amount equal to the difference between Actual Net Worth and Estimated Net Worth;

(d)           If Estimated Net Worth was equal to the Net Worth Threshold, and Actual Net Worth is less than the Net Worth Threshold, then Parent shall pay Purchaser the difference between the Net Worth Threshold and Actual Net Worth;

(e)           If Estimated Net Worth was equal to the Net Worth Threshold, and Actual Net Worth is greater than the Net Worth Threshold, then Purchaser shall pay Parent the difference between Actual Net Worth and the Net Worth Threshold;

(f)            If Estimated Net Worth was greater than the Net Worth Threshold, and Actual Net Worth is greater than Estimated Net Worth, then Purchaser shall pay Parent the difference between Actual Net Worth and Estimated Net Worth; and

(g)           If Estimated Net Worth was greater than the Net Worth Threshold, and Actual Net Worth is less than Estimated Net Worth, then Parent shall pay Purchaser the difference between Estimated Net Worth and Actual Net Worth.

All payments to be made to either Purchaser or Parent pursuant to this Section 2.4 shall be made by check or by wire transfer of immediately available funds to Parent’s accounts or Purchaser’s account, as applicable, within three (3) Business Days after the date on which Actual Net Worth is finally determined pursuant to Section 2.3 above.

2.5     Form of Payments.  Except as expressly provided herein, all payments hereunder shall be made by delivery to the recipient by depositing, by bank wire transfer, the required amount (in immediately available funds) in an account of the recipient, which account shall be designated by the recipient in writing at least two (2) Business Days prior to the date of the required payment.

3.             REPRESENTATIONS AND WARRANTIES OF PARENT, COMPANY AND STOCKHOLDER.  Except as set forth on the Disclosure Schedule (subject to the second sentence of Section 1.2 hereof), Parent, Company and Stockholder jointly and severally represent and warrant to Purchaser the following matters:

3.1     Organization.

(a)           Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and is qualified or registered to do business and in good standing in each jurisdiction in which the nature of its business or operations would require such qualification or registration except where the failure to be qualified or registered would not have a Material Adverse Affect.  Company is qualified or registered to do business in each jurisdiction listed on the Disclosure Schedule.  The address of Company’s principal office and all of Company’s additional places of business are listed on the Disclosure Schedule.  Except as set forth on the Disclosure Schedule, during the past five (5) years, Company has not been known by or used any corporate, fictitious or other name in the conduct of Company’s business or in connection with the use or operation of the Assets.  The Disclosure Schedule lists all current directors and officers of Company.

(b)           As of the Closing Date, Company will have no Subsidiaries.

(c)           Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation.

3.2     Authorization; Corporate Documentation.

(a)           Each of Parent, Company and Stockholder has the requisite corporate or other power and authority to execute and deliver this Agreement and the other Transaction Documents to which it/he is a party, to perform its/his obligations hereunder and thereunder, and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement and the other Transaction Documents by Parent and Company, and Parent’s and Company’s consummation of the transactions contemplated hereby, have been duly authorized by all requisite corporate or other action of Parent and Company.

(b)           The copies of the Articles of Incorporation of Company and all amendments thereto, as certified by the State of Texas, and the Bylaws of Company, as amended to date and certified by its corporate secretary, copies of which have heretofore been made available to Purchaser, are true, complete and correct copies of the Articles of Incorporation and Bylaws of Company, as amended through and in effect on the date hereof and as of the Closing Date.  The minute books and records of the corporate proceedings of Company, copies of which have been made available to Purchaser, are true, correct and complete.  There have been no material changes, alterations or additions to such minute books and records of the corporate proceedings of Company on or prior to the Closing Date that have not been furnished to Purchaser’s counsel.

3.3     Title to the Company Common Stock, Etc.  Parent owns good, valid and marketable title to the Company Common Stock, free and clear of any and all Liens and upon delivery of the Company Common Stock to Purchaser on the Closing Date in accordance with this Agreement and upon Purchaser’s delivery of the Closing Payment to Parent at the Closing pursuant to Section 2.2(c), the entire legal and beneficial interest in the Company Common Stock and good, valid and marketable title to the Company Common Stock, free and clear of all Liens (other than any imposed by acts of Purchaser or its Affiliates), will pass to Purchaser.

3.4     Capitalization.  The authorized capital stock of Company consists of 1,000,000 shares of Common Stock, $1.00 par value per share.  The Company Common Stock to be delivered by Parent to Purchaser constitutes all outstanding shares of capital stock of Company.  The Company Common Stock (i) has been duly and validly issued; (ii) is fully paid and nonassessable; (iii) is held beneficially and of record solely by Parent; and (iv) was not issued in violation of any preemptive rights or rights of first refusal or first offer.  There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to Company, nor are there any voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company Common Stock.  Except for the purchase of the Company Common Stock by Purchaser contemplated by this Agreement, there are no options, warrants or other rights to subscribe for or purchase any capital stock or other equity interests of Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of Company, or preemptive rights or rights of first refusal or first offer nor are there any contracts, commitments, agreements, understandings, arrangements or restrictions to which Parent, Company or Stockholder is a party or by which Parent, Company or Stockholder is bound relating to any shares of the Company Common Stock or any other equity securities of Company, whether or not outstanding.  All of the Company Common Stock and other securities of Company have been granted, offered, sold and issued in compliance with all applicable foreign, state and federal securities Laws.

3.5     Binding Agreement.  This Agreement has been duly executed by Parent, Company and  Stockholder and delivered to Purchaser, and constitutes the legal, valid and binding agreement of Parent, Company and Stockholder, enforceable against Parent, Company and Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.  Upon execution and delivery at the Closing by Parent, Company and/or Stockholder, each other Transaction Document to which Parent, Company or Stockholder is, or is specified to be, a party, will be duly and validly executed by Parent, Company and Stockholder and delivered to Purchaser on the Closing Date, and will constitute (assuming, in each case, the due authorization, execution and delivery by each other party thereto) each of Parent’s, Company’s and Stockholder’s legal, valid and binding obligation, enforceable against it or them, as the case may be, in accordance with such Transaction Document’s terms, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.

3.6     No Breach.  Except as set forth on the Disclosure Schedule, the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby by Parent, Company and Stockholder do not and will not (A) violate or conflict with Parent’s or Company’s respective Articles of Incorporation, Bylaws, or any other organizational or other constituent document or any law, statute, rule, regulation, ordinance, code, directive, writ, injunction, settlement, permit, license, decree, judgment or order (collectively, “Laws”) of any Governmental Authority to which Parent, Company, Stockholder, the Company Common Stock or the Assets are subject, or by which Parent, Company, Stockholder, the Company Common Stock or Assets may be bound, (B) with or without giving notice or the lapse of time or both, breach or conflict with, constitute or create a default, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any material Contract to which Parent, Company or Stockholder is a party or by which Parent, Company, or Stockholder, the Company Common Stock of the Assets may be bound, (C) result in the imposition of a Lien on the Company Common Stock or the Assets or (D) require any filing with, or Permit, consent or approval of, or the giving of any notice to, any Governmental Authority or third party.

3.7     Permits.  Except as set forth on the Disclosure Schedule, Company owns or possesses all right, title and interest in all Permits required to own the Assets and conduct Company’s business as now being conducted.  All material Permits of Company are listed on the Disclosure Schedule and are valid and in full force and effect.  No loss or expiration of any Permit is pending or, to the Knowledge of Parent, Company or Stockholder, threatened (including as a result of the transactions contemplated hereby) other than expiration in accordance with the terms thereof (excluding any expiration because of the consummation of the transactions contemplated hereby).

3.8     Compliance With Laws.  Except as set forth on the Disclosure Schedule, Parent, Company and Stockholder have complied  in all material respects with all Laws of any Governmental Authority applicable to Company, the Company Common Stock, its business and the Assets; provided that the representation and warranty made in this Section 3.8 shall not supersede or diminish in any way any other representation or warranty made herein, including without limitation the representations and warranties made in Sections 3.12, 3.17, 3.19, 3.21, 3.32, 3.33, 3.38 and 3.39.

3.9     Title to and Sufficiency of Assets.  Except as set forth on the Disclosure Schedule, Company has good and marketable title to all of the Assets (excluding all Intellectual Property), free and clear of all Liens other than Permitted Liens.  The Assets constitute all of the assets, rights and properties that are used in the operation of Company’s business as it is now conducted or that are used or held by Company for use in the operation of Company’s business. Each item of the Company’s inventory is usable in the Ordinary Course of Business.

3.10  Condition of Fixed Assets and Equipment.  All items of fixed assets and equipment with a value greater than $5,000 are set forth on the Disclosure Schedule.  Except as set forth in the Disclosure Schedule, all items of fixed assets and equipment with a value greater than $5,000 individually used or useful in the operation of Company’s business, are in good operating condition and repair (reasonable wear and tear excepted), and are suitable for their intended use.

3.11  Accounts Receivable.  All accounts receivable of Company shown on all balance sheets included in the Financial Statements are valid and enforceable receivables net of reserves shown thereon.  All accounts receivable set forth on the Estimated Closing Date Balance Sheet (i) are valid and enforceable receivables net of reserves shown thereon, and (ii) are subject to no set offs or counterclaim.

3.12  Intellectual Property.

(a)           (i)            The Disclosure Schedule sets forth all United States and foreign patents and patent applications, trademark and service mark registrations and applications, internet domain name registrations and applications, and copyright registrations and applications owned by Company, specifying as to each item, as applicable:  (A) the nature of the item, including the title; (B) the owner of the item; (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed; and (D) the issuance, registration or application numbers and dates.

(ii)           The Disclosure Schedule sets forth all licenses, sublicenses and other agreements or permissions (“IP Licenses”) (other than shrink wrap licenses or other similar licenses for commercial off-the-shelf software with a license fee of $1,000 or less per seat, but no more than $25,000 in the aggregate for each software program, which are not required to be listed, although such licenses shall be “IP Licenses” as that term is used herein) under which Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and for each such IP License, describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) the scope of such licenses, sublicenses and other agreements or permissions granted.

(b)           Ownership.  Company owns, free and clear of all Liens (other than Permitted Liens) and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property, except for the Intellectual Property that is the subject of the IP Licenses.

(c)           Licenses.  Company has a valid, and to the Knowledge of Parent, Company or Stockholder enforceable, license to use all Intellectual Property that is the subject of the IP Licenses. The IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Company’s business as such business is presently operated.  Company has substantially performed all obligations imposed on it in the IP Licenses, has made all payments required to date, and is not in material breach or default thereunder.  To the Knowledge of Parent, Company or Stockholder, no other party to the IP Licenses is in material breach or default thereunder.

(d)           Claims.

(i)            No claim or action is pending or, to the Knowledge of Parent, Company or Stockholder, threatened, challenging the validity, enforceability, ownership, or right to use, sell, license or sublicense any Intellectual Property.

(ii)           Neither Parent, Company nor Stockholder has received any notice that Company has infringed upon or otherwise violated the intellectual property rights of third parties or received any claim, charge, complaint, demand or notice alleging any such infringement or violation and, to the Knowledge of Parent, Company or Stockholder, there is no basis for such a claim against Company.

(e)           No Infringement of Intellectual Property of Others.  None of the Intellectual Property, products or services owned, developed, provided, sold or licensed by Company to the Knowledge of Company infringe upon or otherwise violate any intellectual property rights of any third party.  To the Knowledge of Parent, Company or Stockholder, none of the Intellectual Property, products or services used by or licensed to the Company by any Person infringe upon or otherwise violate any intellectual property rights of any third party.

(f)            Software.  All Software owned by Company (as opposed to licensed by the Company) is described in the Disclosure Schedule. Such owned Software includes all information sufficient to use such Software in the conduct of the business or operations of Company as of the date of this Agreement. Such owned Software is free from any material defect and does not contain any mechanism for viruses, worms, time bombs, or unauthorized backdoor access that could be used to interfere with the operation of such Software. Company does not use any open source, or free software.

(g)           Trade Secrets.  Except as disclosed in the Disclosure Schedule or as required pursuant to the filing of any Patent application, regarding Company’s Trade Secrets:  (i) Company has taken all commercially reasonable actions to protect such Trade Secrets from unauthorized use or disclosure, (ii) to the Knowledge of Parent, Company or Stockholder, there has not been an unauthorized use or disclosure of such Trade Secrets by Company or its employees.

(h)           Employees, Consultants and Other Persons.  Except as set forth on the Disclosure Schedule, as of the date hereof, each present or past employee, officer, consultant or any other Person who developed any part of any Intellectual Property for the Company executed an agreement that conveys to Company any and all right, title and interest in and to all Intellectual Property developed by such Person in connection with such Person’s employment with or engagement on behalf of the Company. Company has not waived, transferred, rejected or otherwise taken any steps or made any omissions that would prevent the vesting in Company of any and all right, title and interest in and to all Intellectual Property developed by such Person in connection with such Person’s employment with, or engagement on behalf of, Company.

(i)            Employee Breaches.  To the Knowledge of Parent, Company or Stockholder, no employee of Company has used or transferred Intellectual Property or information that is confidential or proprietary information in violation of any Law or any term of any Contract.

(j)            Related Parties; etc.  Except as disclosed on the Disclosure Schedule, Company does not use any Intellectual Property owned by any director, officer, employee or consultant of Company.

(k)           Transfer.  Except as set forth in the Disclosure Schedule, the execution and consummation of this Agreement by Parent, Company or Stockholder will not result in the loss, impairment or restriction of the rights of Company to own or use any of the Intellectual Property, and Company is not, nor as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder will it be, in violation of any IP License.

3.13  Contracts.

(a)           The Disclosure Schedule contains a complete, current and correct list of all of the following types of Contracts to which the Company is a party or by which any of its properties or assets are bound (the “Material Contracts”) (provided that for the purposes of this Section 3.12(a)(i), the term Contracts shall not include (i) Government Contracts and Leases and (ii) any Contracts and Leases related exclusively to Airborne Engines or KALZ):

(i)            any Contract which involves expenditures or receipts by Company (other than Contracts which do not require payments or yield receipts of more than $25,000 in any twelve (12) month period or more than $100,000 in the aggregate);

(ii)           any Contract containing a covenant or covenants which purport to limit the Company’s ability or right to engage in any lawful business activity or to compete with any Person (including all non-competition and non-solicitation agreements);

(iii)          any Contract with any of its officers, directors,  employees or Affiliates, not otherwise listed on the Disclosure Schedule, including all noncompetition, severance, and indemnification Contracts (other than such Contracts that are required to be terminated at or prior to the Closing pursuant hereto);

(iv)          any agreement presently in effect for the license of any patent, copyright, trade secret or other proprietary information agreements involving the payment by or to the Company in excess of $25,000 in any twelve (12) month period or more than $100,000 in the aggregate;

(v)           any power of attorney;

(vi)          any Contract entered into outside the Ordinary Course of Business and presently in effect, involving payment to or obligations of in excess of $25,000 in any twelve (12) month period or more than $100,000 in the aggregate, not otherwise described in this Section 3.12(a); and

(vii)         any loan agreement, agreement of indebtedness, note, security agreement, guarantee or other document pursuant to or in connection with the Company’s receipt or extension of credit for money borrowed in excess of $25,000 in any twelve (12) month period or more than $100,000 in the aggregate.

(b)           All of Company’s oral Material Contracts that are responsive to the categories listed above are identified on the Disclosure Schedule, other than those oral Material Contracts which may be terminated at any time without any requirement that the Company make any payments thereunder except in connection with products purchased or services rendered prior to the date of termination.

(c)           All of the Material Contracts are in full force and effect, and are valid, binding, and enforceable in accordance with their terms, except to the extent that the enforceability thereof may be affected in any material way by bankruptcy, insolvency, or similar laws affecting creditors’ rights generally or by court-applied equitable principles. There exists no breach, default or violation on the part of Company or, to the Knowledge of Parent, Company or Stockholder, on the part of any other party to any such Material Contract nor has Parent or Company received notice of any breach, default or violation.  Parent or Company has not received notice of an intention by any party to any such Material Contract that provides for a continuing obligation by any party thereto on the date hereof to terminate such Material Contract or amend the terms thereof, other than modifications in the Ordinary Course of Business that do not adversely affect Company or modifications requested by Purchaser.  The consummation of the transactions contemplated by this Agreement will not affect the validity, enforceability and continuation of the Material Contracts on the same terms applicable to such Contracts as of the date hereof in any way.  To the Knowledge of Parent, Company or Stockholder, no event has occurred which either entitles, or would, with notice or lapse of time or both, entitle any party to any such Material Contract to declare breach, default or violation under any such Material Contract.

3.14  Litigation.  Except as described on the Disclosure Schedule, there is no litigation, proceeding (arbitral or otherwise), claim, action, suit, judgment, decree, settlement, rule or order or investigation of any nature currently pending, rendered since December 31, 2001, threatened by, or, to Parent’s, Company’s or Stockholder’s Knowledge, threatened against, Parent, Company, its directors, officers or Stockholder (provided that any litigation involving Parent, the directors, officers of Company or Stockholder must be related to Company’s business, the Company Common Stock or the Assets), Company’s business, the Company Common Stock or the Assets.  There are no writs, injunctions, decrees, arbitration decisions, unsatisfied judgments or similar orders outstanding or in effect against Company, the Company Common Stock, Company’s business or the Assets.

3.15  Financial Statements; Controls.

(a)           The Disclosure Schedule sets forth true, correct and complete copies of the consolidated unaudited balance sheet, income statement and statement of cash flows of Company  (including any related notes and schedules) as of and for the fiscal year ended June 30, 2006 (the “Statement Date”) (such financial statements, the “Unaudited Financial Statements”).  The Unaudited Financial Statements were prepared in accordance with the books and records of Company and its Subsidiaries, and present fairly the financial condition and the results of operations of Company and/or its Subsidiaries as of the Statement Date and for the fiscal year ended the Statement Date.  The Unaudited Financial Statements have been prepared in accordance with GAAP, consistently applied throughout and among the periods indicated (provided that such statements do not contain footnotes required by GAAP and are subject to normal year-end audit adjustments none of which would reasonably be expected to be material).

(b)           The consolidated and consolidating audited balance sheet, income statement and statement of cash flows of the Company as of and for the fiscal year ended June 30, 2006 to be delivered pursuant Section 6.8 hereof (the “Audited Financial Statements” and together with the Unaudited Financial Statements, the “Financial Statements”), will be, when delivered, prepared in accordance with the books and records of the Company and its Subsidiaries, and will present fairly the financial condition and results of operations of the Company and/or its Subsidiaries as of the respective dates thereof.  The Audited Financial Statements will be prepared in accordance with GAAP consistently applied throughout and among the periods indicated.

(c)           The Company maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls that provide assurance that (i) the Company maintains no off-the-book accounts and that the Company’s assets are used only in accordance with the Company’s management directives, (ii) transactions are executed with management’s authorization; (iii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability for the Company’s assets; (iv) access to the assets of the Company is permitted only in accordance with management’s authorization; (v) the reporting of assets of the Company is compared with existing assets at regular intervals; and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis.

3.16  Liabilities.  Company has no liabilities, obligations or commitments of any nature (whether absolute, accrued, contingent or otherwise, whether matured or unmatured and whether due or to become due), including Tax liabilities due or to become due, except (a) liabilities that are accrued and reflected on the unaudited balance sheet and statement of income of Company as of and for the period ended on the Statement Date, (b) liabilities that are listed on the Disclosure Schedule to this Agreement, (c) liabilities that have arisen in the Ordinary Course of Business (other than liabilities for breach of any Contract) since the Statement Date (d) obligations to perform after the date hereof any Contracts which are required to be or are disclosed on the Disclosure Schedule and (e) liabilities incurred in the Ordinary Course of Business (other than liability for breach of any Contract) that are reflected in the determination of Actual Net Worth, and in the case of clauses (a)-(d), none of which would reasonably be expected to have a Material Adverse Effect.

3.17  Tax Matters.

(a)           All Tax Returns required to have been filed by the Company have been timely filed.  All such Tax Returns are true, correct and complete in all material respects.  The Company has paid or withheld (or caused to be paid or withheld) all Taxes due and owing or required to be withheld, respectively, whether or not shown on any Tax Return.  No claim has ever been made by a Taxing Authority in a jurisdiction where Company does not file Tax Returns that Company is subject to taxation by that jurisdiction.

(b)           Company has given to Purchaser true, correct and complete copies of (i) all income Tax Returns filed by the Company for tax periods ending on or after December 31, 2003, (ii) the most recently filed Tax Return filed by the Company for all non-income Tax Returns, and (iii) examination reports and statements of deficiencies issued by any Taxing Authority with respect to any of Company’s past four (4) years.

(c)           Company has made all required estimated Tax payments sufficient to avoid any underpayment penalties with respect to Taxes required to be paid by it.

(d)           None of Parent or Stockholder is a “foreign person” within the meaning of Section 1445 of the Code.

(e)           Except as set forth on the Disclosure Schedule, and except for the Affiliated Group (or other consolidated, combined or unitary group) of which Parent is the parent company, each of the Company and each Subsidiary of Company (i) is not now and has not at any time been a member of any Affiliated Group required to join in the filing of consolidated federal income Tax Returns, and (ii) has not otherwise joined in the filing of Tax Returns on a consolidated, combined or unitary group basis.

(f)            Company is not a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, contract or arrangement (collectively, “Tax Sharing Agreements”, and does not have, by contract or otherwise, any liability for Taxes of any Person as a transferee or successor.

(g)           There are no outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, Taxes due from or payable by Company for any taxable period and no written, or to the Knowledge of Parent, Company or Stockholder oral, request from a Taxing Authority for any such waiver or extension is currently pending.

(h)           No closing agreement pursuant to Section 7121 of the Code (or any predecessor provision) or any similar provision of any state, local or foreign Law has been entered into by or on behalf of Company which would have binding effect on Company for any taxable year ending after the Closing Date.

(i)            Except as set forth on the Disclosure Schedule, (i) No audit or other proceeding by any Taxing Authority is pending or threatened in writing with respect to any Taxes due from Company, (ii) neither Parent, Company nor Stockholder has received any written notification that such an audit or proceeding may be commenced, with respect to any Taxes due from Company, (iii) to the Knowledge of Parent, Company or Stockholder, there is no proceeding referred to in (i) or (ii) above based upon personal contact with any agent of a Taxing Authority with any employee or Representative of the Company, and (iv) all deficiencies for Taxes asserted or assessed against Company have been fully and timely paid, or otherwise settled with the relevant Taxing Authority, or are properly reflected in the Financial Statements.

(j)            Prior to Closing, Company has not made a change in method of accounting and has not agreed to and is not required to make a change in method of accounting in its Tax Returns that would require Company to make any adjustment to its computation of income pursuant to Section 481(a) of the Code (or any predecessor provision), there is no application pending with any Taxing Authority requesting permission for any such change in any accounting method of the Company and no Taxing  Authority has proposed in writing any such adjustment or change in accounting method and, to the Knowledge of Parent, Company or Stockholder, there has been no oral proposal for any such adjustment or change in accounting method based upon personal contact of any agent of a Taxing Authority with any employee or Representative of the Company.

(k)           Company has withheld from its employees, independent contractors, creditors, stockholders and third parties and timely paid to the appropriate Taxing Authority proper and accurate amounts in all respects required to have been so withheld or paid over, respectively, in compliance with all Tax withholding and remitting provisions of applicable Laws and has complied in material all respects with all Tax information reporting provisions of all applicable Laws.  Except as set forth on the Disclosure Schedule, Company is not, nor has Parent, Company or Stockholder received any written, or to the Knowledge of Parent, Company or Stockholder oral, notice that has not been cured or settled alleging that Company is, in violation (or with notice will be in violation) of any applicable Law relating to the payment or withholding of Taxes.

(l)            There is no contract, agreement, plan or arrangement covering any Person that, individually or collectively, obligates Company to make any payment of any amount that would not be deductible by Company by reason of Section 280G of the Code.

(m)          Company has not filed a consent under Section 341(f) of the Code.

(n)           Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(o)           Other than as set forth on the Disclosure Schedule, there are no Liens for Taxes upon the assets or properties of Company, except for statutory Liens for current Taxes not yet due, and neither Parent, Company nor Stockholder has Knowledge of any audit or other proceeding relating to Taxes that, if adversely determined, would result in any Lien on any of the assets or properties of Company.

(p)           No property owned by Company (i) is property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) constitutes “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or (iii) is “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code.

(q)           Company does not owe any “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.

(r)            Any adjustment of Taxes of Company made by a Taxing Authority, which is required to be reported to another Taxing Authority, has been so reported.

(s)           The representations and warranties of Company set forth in Section 3.15 are correct and complete with respect to any unpaid Taxes, Tax liabilities or Tax assets of Company.

3.18  Insolvency Proceedings.  None of Parent, Company, or Stockholder, the Company Common Stock or the Assets is the subject of any pending, rendered or, to the Knowledge of Parent, Company or Stockholder, threatened insolvency proceedings of any character.  Neither Parent nor Company has made an assignment for the benefit of creditors or taken any action with a view to or that would constitute a valid basis for the institution of any such insolvency proceedings.  Neither Parent nor Company is insolvent and neither will become insolvent as a result of entering into this Agreement.

3.19  Employee Benefit Plans; ERISA.

(a)           Set forth on the Disclosure Schedule is a true and complete list of each Benefit Plan. “Benefit Plan” means any deferred compensation, executive compensation, incentive compensation, stock purchase or other stock-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or program, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by Company for the benefit of any employee or terminated employee of Company, or with respect to which Company has, or reasonably could be expected to have, any liability, whether formal or informal.

(b)           None of the Benefits Plans is a “pension plan” (within the meaning of Section 3(2) of ERISA subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code), and Company has no liability or obligation to any such pension plan.  Neither Company nor any ERISA Affiliate has ever sponsored or been required to contribute to any plan subject to Title IV of ERISA.

(c)           Each Benefit Plan complies in all material respects with all applicable Laws, including ERISA and the Code.  Each Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has received a favorable determination letter or opinion letter from the IRS or (ii) is the subject of a request for a favorable IRS determination letter.  None of Parent, Company or Stockholder has Knowledge of any fact which would reasonably be expected to adversely affect the qualified status of the Benefit Plans or the exempt status of such trusts.

(d)           With respect to each Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of Company, Parent or Company has made available to Purchaser accurate and complete copies, if applicable, of:  (i) all formal plan documents and related trust agreements or annuity contracts (including all current summary plan descriptions and material modifications thereto); (ii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iii) the most recent financial statements for the Benefit Plan; (iv) the most recent determination or opinion letter received from the IRS; and (v) the most recent actuarial valuation.

(e)           With respect to each Benefit Plan:  (i) such Benefit Plan has been administered and enforced in all material respects in accordance with its terms (except to the extent otherwise required to maintain plan qualification or intended Tax treatment or to comply with applicable legal requirements), the Code and ERISA; (ii) to the Knowledge of Parent, Company or Stockholder, no breach of fiduciary duty has occurred with respect to which Company could reasonably be expected to incur liability; (iii) no dispute is pending, or to the Knowledge of Parent, Company or Stockholder, threatened (iv) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to which Company could reasonably be expected to incur a material penalty; and (v) all contributions and premiums due and payable by Company on or prior to the Closing Date have been made as required under ERISA or have been fully accrued on the Financial Statements to the extent required by GAAP.

(f)            No Benefit Plan is a “defined benefit plan” (as defined in Code Section 414(j)), a “multiemployer plan” (as defined in ERISA Section 3(37)) or a “multiple employer plan” (as described in Code Section 413(c)) or is otherwise subject to Title IV of ERISA or Code Section 412.  The Company does not maintain or contribute to or have any liability with respect to any “multiemployer plan,” within the meaning of Section 3(37) or 4001(a)(3) of ERISA.  No Benefit Plan is a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Code Section 501(c)(9), and the Company has no liability or obligation with respect to any such arrangement or association.

(g)           With respect to each Benefit Plan which is a “welfare plan” (as described in ERISA Section 3(1), no such plan provides medical or death benefits with respect to current or former employees of Company beyond their termination of employment (other than (i) coverage mandated by applicable Law, (ii) death benefits under any “employee pension plan,” as defined in Section 3(2) of ERISA, or (iii) coverage that continues until the end of the month during which such employee terminates employment).

(h)           Except as disclosed on the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement and the other Transaction Documents will not:  (i) entitle any individual to severance pay, unemployment compensation (other than in connection with any federal or state unemployment program) or other material benefits or compensation, excluding for this purpose any benefits or compensation payable by a party other than Company; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual.

(i)            Each Benefit Plan that is subject to Code Section 409A (a “Section 409A Plan”) has been administered in reasonable good faith compliance with Code Section 409A for the period beginning January 1, 2005 through the Closing Date.

3.20  Insurance.  The Disclosure Schedule lists all insurance policies (by policy number, insurer, expiration date, type (i.e., “claims made” or an “occurrence” policy), amount and scope of coverage) held by Parent or Company relating to Company, the Assets or the business, properties or employees of Company.  All of such insurance policies are in full force and effect, and as of the Closing Date neither Company nor Parent is in default with respect to its obligations under any such insurance policies.  No notice of cancellation or termination has been received with respect to any such policy.  Such policies are valid, outstanding and enforceable and will not be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement.  Such insurance policies (a) are sufficient in all material respects for compliance with all requirements of Law and for all agreements to which Company is a party, and (b) provide commercially reasonable insurance coverage for the Assets and operations of Company in light of present insurance market conditions.  Except as set forth on the Disclosure Schedule, there are no outstanding claims by Parent or Company under any such insurance policies except for routine claims under worker’s compensation and employee plans (none of which would reasonably be expected to have a Material Adverse Effect), and during the twelve months immediately prior to the date of this Agreement, neither Company nor Parent has been refused any insurance with respect to Company’s Assets or operations nor has coverage been limited by any insurance carrier to which either applied for any insurance with respect to Company or with which either has carried insurance with respect to Company.

3.21  Environmental Matters.  Except as set forth on the Disclosure Schedule, Company has not received any written, or to the Knowledge of Parent, Company or Stockholder oral, claim or notice alleging that Company is not in compliance with or is in violation of any Environmental Law, or has liability or responsibility under any Environmental Law.  There are no pending or, to the Knowledge of Parent, Company or Stockholder threatened, investigations, inquiries, administrative proceedings, actions, suits, claims, charges, complaints, demands, notices or legal proceedings against Company, Company’s business or the Assets, under Environmental Laws, including those that involve or relate to Environmental Conditions, Environmental Noncompliance or the release, use, disposal or arranging for disposal of any Hazardous Materials on or from any real property constituting the Company Premises.  Except as set forth on the Disclosure Schedule, Company has not released any Hazardous Materials on, under or about any real property constituting the Company Premises in quantities that are required to be reported to any Governmental Authority or that requires investigation or remediation pursuant to Environmental Law or that otherwise is in violation of any requirement of any Environmental Law.  Company is in compliance with Environmental Laws.  Company has not generated, stored, treated, handled, disposed of, or arranged to dispose of, Hazardous Materials in a manner or to a location that could reasonably be expected to result in liability to Company under Environmental Laws.  Company has not exposed any employee or other individual to any Hazardous Materials or conditions that could reasonably be expected to form the basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand for damage to, or investigation and remediation of, any site, location or body of water (surface or subsurface), or any illness of or personal injury to any employee or individual.  Company has not assumed, contractually or by operation of Law, any liabilities or obligations under any Environmental Laws.  Company has made available to Purchaser environmental documents in the Company’s possession relating to Company’s past or current properties, facilities or operations, including all Company Premises.

3.22  Real Estate.

(a)           Leased Premises.  The Disclosure Schedule contains a complete and accurate list of all premises leased by Company for the operation of Company’s business (the “Leased Premises”), and of all leases related thereto (collectively, the “Leases”).  Parent or Company has made available to the Purchaser a true and complete copy of each of the Leases, and in the case of any oral Lease, a written summary of the material terms of such Lease.  The Leases (i) are valid, binding and enforceable in accordance with their terms and are in full force and effect; (ii) no event of default has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default thereunder on the part of Company; and (iii) neither Parent, Company nor Stockholder have Knowledge of the occurrence of any event of default which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default thereunder by any other party.  The Disclosure Schedule separately identifies all Leases for which consents or waivers must be obtained on or prior to the Closing Date (or which have been obtained) in order for such Leases to continue in effect according to their terms after the Closing Date.  Company has not waived any material rights under any Lease which would be in effect on or after the date of this Agreement.  No event has occurred which either entitles, or would, on notice or lapse of time or both, entitle the other party to any Lease with Company to declare a default.

(b)           Leased Improvements.  The Leased Improvements are operational and available for use in the Company’s business as it is currently conducted.  All of the Leased Improvements on the Leased Premises are located entirely on such Leased Premises.

(c)           Real Property.  The Company does not own any real property.

3.23  No Other Agreement To Sell.  Neither Parent, Company nor Stockholder has any legal obligation, absolute or contingent, to any other Person to sell, encumber or otherwise transfer Company, the Company Common Stock, the Assets or Company’s business (in whole or in part), or effect any merger, consolidation, combination, share exchange, recapitalization, liquidation, dissolution or other reorganization involving Company, or to enter into any agreement with respect thereto.

3.24  Transactions with Certain Persons.  Except as set forth on the Disclosure Schedule, no Related Party is presently a party to any transaction or Contract with Company, other than (i) transactions in the Ordinary Course of Business relating to services, compensation for services or expenses, in each case as officers, directors or employees and (ii) as of the Closing, the New Facility Lease Agreement.

3.25  Disclosure.  The representations and warranties by Parent, Company or Stockholder in this Agreement (including the Disclosure Schedule hereto), the Transaction Documents or in any document, exhibit, statement, certificate or schedule which is furnished or to be furnished by Parent, Company or Stockholder pursuant to Section 9 in connection with the Closing of the transactions herein contemplated, when taken together as a whole, (i) do not contain any untrue statement of a material fact, and (ii) do not omit to state any fact necessary to make the statements or facts contained therein not misleading.

3.26  Affiliates.  Except for Parent, Stockholder, Airborne Engines and KALZ or as set for the on the Disclosure Schedule, Company does not have any Affiliates, does not own any capital stock or other equity securities of, or any debt interest in, any other Person.

3.27  Employees and Contractors.

(a)           Employees.  Except as set forth on the Disclosure Schedule, no Company employee is a party to a written employment agreement or contract and each is employed “at will.”  Except as set forth on the Disclosure Schedule, each such employee has entered into Company’s standard form of employee non-disclosure agreement with Company, a copy of which has been previously made available to Purchaser.

(b)           Contractors.  Company has no independent contractors (such term to exclude subcontractors) or consultants.  For the purposes of applicable Law, including the Code, all independent contractors who within the last six (6) years have been engaged by Company are bona fide independent contractors and not employees of Company

(c)           Termination.  No termination of an employee of the Company has occurred in connection with which Company is currently obligated to pay any severance or bonus payments.

3.28  Government Audits.  Except as set forth on the Disclosure Schedule, and except for contract audits of a routine nature, which routine audits would not be reasonably expected to have a Material Adverse Effect, or audits related to Taxes that are otherwise described on the Disclosure Schedule, in the past five (5) years, neither Parent, Company nor Stockholder has received any notice that Company is or was being specifically audited or investigated by any Governmental Authority, nor, to the Knowledge of Parent, Company or Stockholder, has such audit or investigation been threatened.

3.29  Labor Relations.  Company is not a party to any collective bargaining agreement or other contract or agreement with any group of employees, labor organization or other representative of any of the employees of Company and except as disclosed on the Disclosure Schedule, neither Parent, Company nor Stockholder has any Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees.  There has not occurred or, to the Knowledge of Parent, Company or Stockholder, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees.  The Disclosure Schedule sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, between Company and Persons employed by or providing services to Company.  To the Knowledge of Parent, Company or Stockholder, no officer or employee of Company has any current plan to terminate his or her employment with Company.

3.30  Board and Stockholder Approval.  The boards of directors and stockholders of each of Parent and Company have determined that the transactions contemplated by this Agreement are in the best interests of Parent and Company, respectively, and have adopted resolutions to such effect which authorized Parent and Company, respectively to enter into this Agreement and the Transaction Documents.  Parent and/or Company have provided Purchaser with true and correct copies of all board of directors proceedings relating to this Agreement and the transactions contemplated hereby, which are in full force and effect as of the date hereof and shall be in full force and effect as of the Closing Date.

3.31  Brokers.  No broker, finder or investment banker or other Person is directly or indirectly entitled to any brokerage, finder’s or other contingent fee or commission or any similar charge in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Company or Stockholder.

3.32  Government Contracts.

(a)           (i)            The Disclosure Schedule lists all Government Contracts (except for task orders and blanket purchasing agreements pursuant to Government Contracts), and with respect to each such listed Government Contract, the Disclosure Schedule accurately lists:  (A) the contract number; (B) the customer; and (C) as applicable, whether the current Government Contract is premised on Company’s small business status, small disadvantaged business status, protégé status, or other preferential status.

(ii)           The Disclosure Schedule lists all Government Bids, including task order bids under current Government Contracts submitted by Company and for which no award has been made, and with respect to each such Government Bid, the Disclosure Schedule accurately lists:  (A) the customer agency; (B) the request for proposal number or, if such Government Bid is for a task order under a prime contract, the applicable prime contract number; (C) except for Government Bids for task orders, whether such Government Bid is premised on the Company’s small status, small disadvantaged business status, protégé status, or other preferential status; and, to the extent that the following information differs from, or is unavailable from, the information available in the applicable Government Bid, (D) the date of proposal submission; (E) the expected award date, if known; (F) the estimated period of performance; and (F) the estimated value based on the proposal, if any.  Parent or Company has made available to Purchaser true and complete copies of all Government Contracts (except for task orders pursuant to such Government Contracts) and all Government Bids and provided access to Purchaser to true and correct copies of all material documentation related thereto requested by Purchaser.

(iii)          The Disclosure Schedule lists all task orders related to products or services that have not been completed by Company, and in each instance references the Government Contract to which each such task order relates.

(b)           Except as set forth on the Disclosure Schedule, (i) neither Parent nor Company has received written or constructive notification of material cost, schedule, technical, quality or other defaults or disputes that could reasonably result in claims against Company (or successors in interest) by a Governmental Authority, a prime contractor or a higher tier subcontractor with regard to the Government Contracts; (ii) to the Knowledge of Parent, Company or Stockholder, there are no Government Contracts pursuant to which Company is reasonably likely in the next twelve (12) months to experience cost, schedule, technical, quality or other defaults or disputes that could reasonably result in claims or demands for materially changed reimbursement rates against the Company by a Governmental Authority, a prime Contractor or a higher tier subcontractor; (iii) to the Knowledge of Parent, Company or

Stockholder, all of the Government Contracts were legally awarded, are binding on the parties thereto, and are in full force and effect; (iv) the Government Contracts are not currently the subject of bid or award protest proceedings, and, to the Knowledge of Parent, Company or Stockholder, no such Government Contracts are reasonably likely to become the subject of bid or award protest proceedings.

(c)           Except as set forth on the Disclosure Schedule, (i) the Company has materially complied with all terms and conditions of each Government Contract and active Government Bid to which it is a party; (ii) Company has complied, in all material respects, with all statutory and regulatory requirements, including without limitation the Service Contract Act, the Contract Disputes Act, the Procurement Integrity Act, the Federal Procurement and Administrative Services Act, and the FAR, where and as applicable to each of the Government Contracts and Government Bids; provided, that the representation and warranty made in this clause (ii) shall not supersede or diminish any other representation and warranty made in this Section 3.32, (iii) the representations, certifications, and warranties made by Company with respect to the Government Contracts or Government Bids were accurate in all material respects as of their effective date, and Company has fully complied with all such certifications in all material respects; (iv) no termination for default, cure notice or show cause notice or similar notice, whether actual or constructive, has been issued and remains unresolved with respect to any Government Contract; (v) no past performance evaluation received by Company with respect to any Government Contract has set forth a default or other material failure to perform thereunder or termination or default thereof; and (vi) to the Knowledge of Parent, Company or Stockholder, no money due to Company pertaining to any Government Contract or Government Bid has been withheld or set off.

(d)           Except as set forth on the Disclosure Schedule, with respect to the Government Contracts, no Governmental Authority, prime contractor or higher-tier subcontractor under a Government Contract or any other Person has notified Parent or Company of any alleged violation or breach of any statute, regulation, representation, certification, disclosure obligation, contract term, condition, clause, provision or specification that could reasonably be expected to materially affect payments under Government Contracts or materially and adversely affect the award of Government Contracts to Company in the future.

(e)           Company has not taken any action and is not a party to any litigation that could reasonably be expected to give rise to (i) liability under the False Claims Act or any other law barring fraud in procurement, (ii) a claim for a material price adjustment under the Truth in Negotiations Act, or (iii) any other request for a material reduction in the price of any Government Contract, including claims based on alleged defective pricing.  Company is not participating in any pending claim and, to the Knowledge of Parent, Company or Stockholder, has no interest in any potential claim under the Contract Disputes Act (or otherwise) against the United States Government or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract.

(f)            Except as set forth on the Disclosure Schedule, (i) Company has not received any show cause, cure, default or similar notice relating to any Government Contract; (ii) no Government Contract has been terminated for default in the past five (5) years; and (iii) Company has not received any notice during the past three (3) years terminating any Government Contract for convenience or indicating an intent to terminate any Government Contract for convenience.

(g)           Except as set forth on the Disclosure Schedule, since December 31, 2000, neither Parent or Company has received any notice of any outstanding claims or contract disputes, brought by any third party, to which Company is a party (i) relating to the Government Contracts or Government Bids and involving either a Governmental Authority, prime contractor, higher tier subcontractor, vendor or any third party or (ii) relating to the Government Contracts under the Contract Disputes Act or any other federal statute.

(h)           Neither Parent, Company nor Stockholder has ever been or is presently suspended, debarred or proposed for suspension or debarment under the FAR or under any analogous Laws of any Governmental Authority.  No suspension or debarment actions with respect to Government Contracts have been commenced, or to the Knowledge of Parent, Company or Stockholder, threatened against Company or any of its officers or employees.

(i)            No negative determination of responsibility has been issued against Company during the past three (3) years with respect to any quotation, bid or proposal for a Government Contract.

(j)            During the last five (5) years, Company has not made any voluntary disclosure in writing to any Governmental Authority with respect to any material alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.

(k)           Neither Parent nor Company has received any notice that Parent, the Company, the Company’s directors, officers, employees, consultants, agents or representatives, or Stockholder is (or during the last five (5) years has been) under administrative, civil or criminal investigation or indictment by any Governmental Authority with respect to any Government Contract or Government Bid.  Company has not received notice of any pending investigation of Parent, the Company, any Company director, officer, employee, consultant, agent or representative, or Stockholder, nor within the last five (5) years has there been any investigation of any of the foregoing relating to any Government Contract or Government Bid resulting in a material adverse finding with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid.

(l)            All Indirect Costs are being billed consistent with all applicable Defense Contract Audit Agency-approved rates or provisional rates.

(m)          To the Knowledge of Parent, Company or Stockholder, Company is in compliance with all applicable national security obligations relating to the protection of classified information and with all applicable provisions of the National Industrial Security Program Operating Manual, DOD 5220.22-M (January 1995), and any supplements, amendments or revised editions thereof.

(n)           Except as set forth on the Disclosure Schedule, to the Knowledge of Parent, Company or Stockholder, there are no facts that would reasonably be expected to result in (i) a material claim against Company by a Governmental Authority or any prime contractor, subcontractor, vendor, or other third party arising under or relating to any Government Contract or Government Bid, or (ii) a material dispute between Company and a Governmental Authority or any prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract or Government Bid.

(o)           To the Knowledge of Parent, Company or Stockholder, all currently active Government Bids (i) were submitted in the Ordinary Course of Business, (ii) were based on assumptions believed by Company management to be reasonable at the time of submission, and (iii) are capable of performance by Company in accordance with its terms and conditions without a loss (calculated in accordance with GAAP).

(p)           Within the past three (3) years, Company has undertaken no internal audit of any events or omissions that, at the time of the audit, Parent, Company or Stockholder reasonably expected to have a Material Adverse Effect on performance of a Government Contract or Government Bid or a Material Adverse Effect on Company as a whole.

(q)           Except as set forth on the Disclosure Schedule, to the Knowledge of Parent, Company or Stockholder, no Government Contract currently being performed has incurred or currently projects cost overruns in an amount exceeding $25,000, and Company is not subject to any “forward pricing” agreements.

(r)            No person or agency has been employed or retained by Company to solicit or obtain any Government Contract upon an agreement or understanding for a contingent fee, except a bona fide employee or agent of Company, as defined in Subpart 3.4 of the FAR, or with regard to Government Contracts for commercial items, as defined in Subpart 2.1 of the FAR.

(s)           Except as set forth on the Disclosure Schedule, Company has not assigned or otherwise conveyed or transferred, or agreed to assign, to any Person, any Government Contracts, or any account receivable relating thereto, whether a security interest or otherwise.

(t)            Except as set forth on the Disclosure Schedule, Company has not been audited by any Governmental Authority with respect to any Indirect Costs charged to Government Contracts.

(u)           As of the date hereof, no personal property, equipment or fixtures were loaned, bailed or otherwise furnished to Company by or on behalf of the United States Government.

(v)           There are (i) no written claims, or, to the Knowledge of Parent, Company or Stockholder, claims threatened, existing against Company with respect to warranties or guarantees contained in Government Contracts on products or services provided by Company; (ii) no such claims of a material nature have been made against Company in the past five (5) years; and (iii) to the Knowledge of Parent, Company or Stockholder, no amendment has been made to any warranty or guarantee contained in any Government Contract that would reasonably be expected to result in a Material Adverse Effect.

(w)          Except to the extent prohibited by applicable Law, the Disclosure Schedule sets forth all facility security clearances held by Company.

(x)            Neither Company nor any director, officer, employee or shareholder of Company or any Person acting for or on behalf of any of the foregoing, has, with regard to any Government Contract or Government Bid, (i) made any unlawful contributions or expenditures to any political campaign or candidate; (ii) corruptly paid, or offered, promised to pay, or authorized the payment, directly or indirectly, of anything of value to any foreign government official or employee for or because of any official act or to obtain a contract or favorable treatment under a contract, (iii) violated any applicable export control, money laundering or anti-terrorism law or regulation, nor have any of them otherwise taken any action which would cause Company to be in violation of the FCPA or (iv) unlawfully established or maintained any fund or asset that has not been recorded in the books and records of the Company.  No officer, director or employee of Company, or, to the Knowledge of Parent, Company or Stockholder, any of its subcontractors, agents or consultants, is an official or employee of any Governmental Authority.

(y)           To the Knowledge of Parent, Company or Stockholder, in the past three (3) years Company has not had access to proprietary information nor provided systems engineering, technical direction, consultation, technical evaluation, source selection services or services of any type, nor prepared specifications or statements of work, nor engaged in any other conduct that would create in any current Governmental Authority procurement an Organizational Conflict of Interest, as described in FAR Subpart 9.5, with Company.  The Disclosure Schedule lists all Government Contracts that contain clauses referenced in FAR 9.507-2.

(z)            Company is not party or subject to any teaming agreement.

3.33  Defense Articles, Defense Services and Technical Data.  Company has been and is in compliance with all United States import and export laws and regulations (including without limitation those laws under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120-130; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599).  Except as set forth on the Disclosure Schedule, Company has not, within the last five (5) years, violated any United States import or export laws, or been the subject of an investigation or inquiry or subject to civil or criminal penalties imposed by a Governmental Authority or made a voluntary disclosure with respect to violations of such Laws.  The Disclosure Schedule sets forth all valid and pending export control licenses, agreements and/or approvals required to be amended, assumed or transferred as a result of, or in connection with, the transactions contemplated hereby.

3.34  Bank Accounts.  The Disclosure Schedule lists the names and locations of all banks and other financial institutions with which Company maintains an account (or at which an account is maintained to which Company has access as to which deposits are made on behalf of Company), in each case listing the type of account, the account number therefore, and the names of all Persons authorized to draw thereupon or have access thereto and lists the locations of all safe deposit boxes used by Company.

3.35  Suppliers and Customers; Products.

(a)           Except as set forth on the Disclosure Schedule, Company has no supplier of goods or services in excess of $200,000 in the aggregate (taking into account all affiliates of any given supplier) during the fiscal year ended June 30, 2006, nor customer to whom it made more than five percent (5%) of its sales during the fiscal year ended June 30, 2006.  The relationships of Company with such suppliers and customers are good commercial working relationships and (i) no Person listed on the Disclosure Schedule within the last twelve (12) months has, to the Knowledge of Parent, Company or Stockholder, threatened to cancel or otherwise terminate any relationships of such Person with Company, (ii) no such Person has during the last twelve (12) months decreased materially or, to the Knowledge of Parent, Company or Stockholder, threatened to decrease or limit materially, or intends to modify materially its relationships with Company or intends to decrease or limit materially its services or supplies to Company or its usage or purchase of the services or products of Company and (iii) to the Knowledge of Parent, Company or Stockholder, the acquisition by Purchaser of the Company Common Stock and the consummation of the transactions contemplated in this Agreement and the other Transaction Documents will not affect the relationship of Company with any supplier or customer listed on the Disclosure Schedule.

(b)           Each product that has been sold, licensed or distributed by the Company to any Person conformed and complied in all material respects with the terms and requirements of any applicable warranty made by the Company, the terms of the Contract applicable to such product and applicable Laws.  All repair services and other services that have been performed by the Company were performed properly and in material compliance with all applicable Laws and with requirements of applicable manufacturers’ warranties.  No product manufactured or sold by Company or incorporated in Company’s services has been the subject of any recall or other similar action; and to the Knowledge of Company, no event has occurred, and no condition or circumstance exists, that is reasonably likely (with or without notice or lapse of time) to give rise to any such recall or other similar action relating to any such product.  The Company has in place and has at all times had in place, an adequate and appropriate quality control system that is at least as comprehensive and effective as the quality control systems customarily maintained by comparable entities.

3.36  Recent Events.  Except as set forth on the Disclosure Schedule, since December 31, 2005, there has not been a Material Adverse Effect.  Without limiting the generality of the foregoing, since that date:

(a)           Company has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, that are material either individually or in the aggregate, to Company’s business, other than in its Ordinary Course of Business;

(b)           Company has not entered into any material agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) other than in the Ordinary Course of Business and other than this Agreement and the agreements contemplated hereby;

(c)           no party (including Company) has accelerated, terminated, made material modifications to, or cancelled any material agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which Company is a party or by which it is bound nor, to the Knowledge of Parent, Company or Stockholder, threatened any of the foregoing actions;

(d)           except for the Permitted Liens, Company has not caused or permitted any Lien to be imposed upon any of its assets, tangible or intangible, that are material, either individually or in the aggregate, to Company’s business;

(e)           Company has not made any capital expenditure (or series of related capital expenditures) above $25,000 individually or $100,000 in the aggregate outside the Ordinary Course of Business;

(f)            Company has not made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions) other than its Subsidiaries;

(g)           Company has not, outside the Ordinary Course of Business, issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation;

(h)           Company has not delayed or postponed the payment of accounts payable and other liabilities outside the Ordinary Course of Business;

(i)            Company has not amended, cancelled, compromised, waived, or released any material right or claim (or series of related rights and claims) outside the Ordinary Course of Business and has not accelerated collection of any accounts receivable or delayed payment of any accounts payable  in any material respect;

(j)            there has been no change made or authorized in the Articles of Incorporation or bylaws of Company which has not been approved in writing by Purchaser;

(k)           Company has not issued, sold, exchanged, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

(l)            Except as disclosed in the Financial Statements or as set forth on the Disclosure Schedule, Company has not declared, set aside, or paid any dividend or made any distribution with respect to its capital stock other than cash dividends paid to Parent after the date hereof;

(m)          Company has not experienced any damage, destruction, or loss (whether or not covered by insurance) to property that is material, either individually or in the aggregate, to Company’s business;

(n)           Company has not made any loan to, or entered into any other transaction with, any Related Party, other than transactions in the Ordinary Course of Business relating to services, compensation for services or expenses, in each case as officers, directors or employees;

(o)           Company has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

(p)           Company has not granted any material increase in the compensation of any of its directors, officers or employees except annual salary and bonus increases in the Ordinary Course of Business;

(q)           Company has not adopted, amended, modified, or terminated, in any material respect, any bonus, profit sharing, incentive, employee benefit or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or taken any such action with respect to any other Benefit Plan);

(r)            Company has not entered into or modified any retention, severance or incentive agreement related to the transactions contemplated by this Agreement;

(s)           Company has not changed in any material respect any method or principle of accounting except to the extent required by GAAP or as advised by Company’s independent accountant;

(t)            Company has not made any material Tax election that would bind Company after the Closing Date or settled any material Tax liability; and

(u)           Company has not committed to or agreed to undertake any of the foregoing.

3.37  Sarbanes-Oxley Act/ Extensions of Credit.  Except as disclosed on the Disclosure Schedule, the Company does not have outstanding, and has not arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act of 2002.

3.38  SCI Documents Inventory.  Since inception, the Company has completed an inventory of all SCI Documents and Classified Documents and has properly accounted for all SCI Documents and Classified Documents in accordance with applicable Laws.

3.39  Ethical Practices.  Neither Parent, Company nor Stockholder, nor any of Company’s or Parent’s subsidiaries, affiliates, officers, directors, employees, consultants or agents, has corruptly offered, paid, promised to pay or authorized the payment, directly or indirectly, of anything of value to (i) any Person employed by or acting for or on behalf of any non-governmental customer or (ii) any official or employee of any Governmental Authority (including state-owned entities) or any political party or candidate for political office, for the purpose of inducing or rewarding any favorable action in any matter related to the Company.  To the knowledge of Parent, Company or Stockholder, Company’s distributors have not corruptly offered, paid, promised to pay or authorized the payment, directly or indirectly, of anything of value to (i) any Person employed by or acting for or on behalf of any customer, whether private or governmental, or (ii) any official or employee of any Governmental Authority (including state-owned enterprises) or any political party or candidate for political office, for the purpose of inducing or rewarding any favorable action in any matter related to the Company.  Notwithstanding the foregoing, this Section 3.39 shall not apply to any contract or transaction covered by the representation in Section 3.32(x) of this Agreement.

4.             REPRESENTATIONS AND WARRANTIES OF PURCHASER.  Purchaser represents and warrants to Parent, Company or Stockholder, the following matters, current as of the date of this Agreement and as of the Closing Date:

4.1     Organization.  Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland, and is qualified or registered to do business in each jurisdiction in which the nature of its business or operations would require such qualification or registration, except where the failure to be so qualified or registered would not reasonably be expected to have a material adverse effect on the business of Purchaser, taken as a whole (a “Purchaser Material Adverse Effect”).

4.2     Necessary Authority.  Purchaser has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly authorized, executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser enforceable against it in accordance with its terms and conditions, subject only to applicable bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.  The individual(s) executing this Agreement on behalf of Purchaser have the full right, power and authority to execute and deliver this Agreement, and upon execution, no further action will be needed to make this Agreement valid and binding upon, and enforceable against, Purchaser.

4.3     No Conflicts.  The execution, delivery and performance of this Agreement by Purchaser and the consummation of the transactions contemplated herein do not and will not (a) require Purchaser to obtain the consent or approvals of, or make any filing with, any person or public authority, except for consents and approval already obtained and notices or filings already made, (b) violate any

Law, or (c) constitute or result in the breach of any provision of, or constitute a default under, any agreement, indenture or other instrument to which Purchaser is a party or by which it or its assets may be bound, except where such violation, breach or default would not reasonably be expected to have a Purchaser Material Adverse Effect.

4.4     Brokers.  No broker, finder or investment banker or other person is directly or indirectly entitled to any brokerage, finder’s or other fee or commission or any similar charge in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

4.5     Litigation; Compliance with Law.  There is no litigation, proceeding (arbitral or otherwise), claim, action, suit, judgment, decree, settlement, rule, order or investigation of any nature, pending, rendered or, to Purchaser’s Knowledge, threatened, against Purchaser that reasonably could be expected to adversely affect Purchaser’s ability to consummate the transactions contemplated by this Agreement.

4.6     Investment Intent.  Purchaser is acquiring the Company Common Stock for its own account and not with a view to its distribution within the meaning of Section 2(11) of the Securities Act of 1933, as amended, and the rules and regulations issued pursuant thereto.

4.7    Insolvency.  Purchaser is not the subject of any pending, rendered or threatened in writing, or to the Knowledge of Purchaser, otherwise threatened, insolvency proceedings of any character.  Purchaser has not made an assignment for the benefit of creditors or taken any action with a view to or that would constitute a valid basis for the institution of any such insolvency proceedings.  Purchaser is not insolvent nor will it become insolvent as a result of entering into this Agreement or the Transaction Documents to which Purchaser is a party and consummating the transactions contemplated hereunder and thereunder.

4.8     Financing.  At Closing, Purchaser will have sufficient funds available to deliver the Closing Date Purchase Price and to consummate the transactions contemplated herein.

4.9     Acknowledgement.  Purchaser hereby acknowledges and agrees that except as expressly set forth in Article 3 hereof and in the other Transaction Documents, none of Parent, Company nor Stockholder has made or makes any representation or warranty, express or implied, at law or in equity, including without limitation any representation or warranty in respect of the Company, its assets, liabilities, financial condition, operations or prospects, and any representations or warranties of Parent, Company or Stockholder beyond those expressly set forth in Article 3 hereof and in the other Transaction Documents have been expressly disclaimed.

5.             COVENANTS OF PARENT, COMPANY, STOCKHOLDER, AND PURCHASER.  Between the date of this Agreement and the Closing Date (except for the covenants set forth in the first sentence of Section 5.8 and the covenants set forth in Sections 5.13, 5.14 and 5.15 which shall also apply following the Closing Date, and except for the covenants set forth in the second sentence of Section 5.8, and the covenants set forth in Section 5.10, which shall only apply following the Closing Date in accordance with their terms):

5.1     Affirmative Covenants of Parent, Company and Stockholder.  Parent, Company and Stockholder hereby covenant and agree that, from the date hereof through and including the Closing Date, unless otherwise expressly contemplated by this Agreement or consented to in writing by Purchaser,

Parent, Company and Stockholder shall take all actions within their control to cause Company to:  (a) operate its business in the Ordinary Course of Business; (b) preserve intact its business organization, maintain its rights and ongoing operations, retain the services of and maintain and preserve its relationship with its officers and employees, and maintain and preserve its relationship with its customers, suppliers and others having business relationships with it;  (c) use its Reasonable Best Efforts to maintain and keep its personal property (including without limitation fixed assets and equipment) and the Leased Premises in as good repair and condition as present, ordinary wear and tear excepted; (d) use Reasonable Best Efforts to keep in full force and effect insurance comparable in amount and scope of coverage to that currently maintained; (e) operate its business in all material respects in compliance with all applicable Laws; (f) pay all expenses and liabilities when due and (g) pay in a timely fashion, or accrue for, all Taxes or other public charges levied against it, or against Company’s business or the Assets.

5.2     Negative Covenants of Company.  Except as expressly contemplated by this Agreement (e.g., to comply with express closing conditions set forth in Section 6) or otherwise consented to in writing by Purchaser, such consent not to be unreasonably withheld, from the date hereof until the Closing Date, Company shall not do and Parent and Stockholder shall take all actions necessary to cause Company not to do any of the following:

(a)           Declare or pay any non-cash dividend on, or make any other non-cash distribution in respect of, outstanding shares of its capital stock.

(b)           (i)  permit any Person other than Parent to own any shares of capital stock of Company, (ii) create any subsidiaries or enter into any joint venture, partnership or similar arrangement; (iii) liquidate, dissolve or effect any reorganization or recapitalization; or (iv) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, provided that, subject to Section 6.11, Company will be permitted to complete its proposed restructuring related to Airborne Engines and KALZ;

(c)           propose or adopt any amendments to its Articles of Incorporation or its Bylaws;

(d)           accelerate or alter the timing for billing customers of the Company outside the Ordinary Course of Business or change any practices with respect to the collection of accounts receivable outside the Ordinary Course of Business;

(e)           without the prior written consent of Purchaser, take or fail to take any action described in Section 3.36(a) and/or Sections 3.36(c) through 3.36(t);

(f)            without the prior written consent of Purchaser, enter into any Material Agreement, or any other agreement, contract, lease or license (or series of related agreements, contracts, leases or licenses) with any foreign Person or foreign Governmental Authority; or

(g)           intentionally take, or offer or propose to take, or agree to take in writing or otherwise, (i) any of the actions described in this Section 5.2 which require the consent of Purchaser, (ii) any action which would result in a breach of any of Company’s representations and warranties in this Agreement or (iii) any action which would result in any of the conditions set forth in Section 6 not being satisfied.

5.3     Adverse Developments.  Parent and/or Company shall promptly notify Purchaser in writing of any Material Adverse Effect with respect to Company.  Parent and/or Company shall keep Purchaser informed of all material operational matters and business developments with respect to Company’s business and its markets.

5.4     Potential Breach.  Each party will promptly notify the other parties of the discovery or occurrence of any event, condition, factor or circumstance that (a) results in the inaccuracy in any material respect of any representation or warranty of such party in this Agreement as of any time prior to the Closing; (b) results in or constitutes any breach of any covenant or obligation of such party in this Agreement as of any time prior to the Closing; or (c) may make the timely satisfaction of any of the conditions set forth in Section 6 impossible or unlikely, and such party will use its Reasonable Best Efforts to cure such matter.

5.5     Access.  Parent and Company will provide Purchaser and its counsel, accountants, financing sources and other representatives (“Purchaser’s Representatives”), for the purpose of the continuation of customary due diligence or for any other reasonable purpose, with access to the books and records of Company and Company’s business, to the Assets and to the officers, employees, agents and accountants of Company with respect to matters relating to Company’s business and will provide Purchaser and Purchaser’s Representatives with such information concerning Company, the Company Common Stock, the Assets and Company’s business as Purchaser and/or Purchaser’s Representative reasonably may request.

5.6     Financial Statements.  Between the date of this Agreement and the Closing Date, as soon as the same are available, Company will provide Purchaser or Parent with copies of the regularly prepared financial statements of Company and, subject to the terms of Section 6.8, the Audited Financial Statements.

5.7     No Negotiations.  Parent, Company and Stockholder shall, and shall cause their respective Representatives to immediately cease any existing discussion or negotiation with any Person (other than Purchaser) conducted prior to the date hereof with respect to any proposed, potential or contemplated acquisition of the Company Common Stock, the Assets or Company.  Parent, Company and Stockholder will refrain, and will cause each of their respective Representatives to refrain from taking, directly or indirectly, any action (i) to solicit or initiate the submission of any proposal or indication of interest from any Person (other than Purchaser) relating to an acquisition of the Company Common Stock, the Assets or Company or any merger, consolidation, combination, share exchange, recapitalization, liquidation or dissolution involving Company, (ii) to participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or that may reasonably be expected to lead to, an acquisition of the Company Common Stock, the Assets or Company or any merger, consolidation, combination, share exchange, recapitalization, liquidation or dissolution involving Company (or any proposal or indication of interest relating to any of the foregoing) with any Person (other than Purchaser) or (iii) to authorize, engage in, or enter into any agreement or understanding (other than with Purchaser) with respect to an acquisition of the Company Common Stock, the Assets or Company or a merger, consolidation, combination, share exchange, recapitalization, liquidation or dissolution involving Company (or any proposal or indication of interest relating to any of the foregoing).  If any proposal described in this Section 5.7 is received by Parent, Company and/or Stockholder, such party(ies) agrees to promptly notify Purchaser in writing and disclose the material terms of any such proposal (including the identity of the prospective purchaser) to Purchaser, and such party(ies) will notify any prospective purchaser of their obligations hereunder and assure that any such disclosure does not violate any agreement binding on Company.

5.8     Confidentiality.  Except as required by Law (including United Industrial Corporation’s obligations under the Exchange Act), Purchaser, Parent, Company and Stockholder shall each keep confidential and not directly or indirectly reveal, report, publish, disclose or transfer any information regarding Purchaser, Parent, Company, and negotiations preceding this Agreement other than to its Representatives, and each will use such information solely in connection with the transactions contemplated by this Agreement, and if the transactions contemplated hereby are not consummated for any reason, each shall return to the other, without retaining any copies thereof, any schedules, documents or other written information obtained from the other in connection with this Agreement and the transactions contemplated hereby and shall cause all of its Representatives to whom it may have disclosed such information to do the same. Following the Closing, Parent and Stockholder shall keep confidential and not directly or indirectly reveal, report, publish, disclose or transfer any Confidential Information and will not use such information for their own benefit or for the benefit of any other Person (other than Company and Purchaser) and shall cause all of their Representatives to do the same. Notwithstanding the foregoing limitations, no party to this Agreement shall be required to keep confidential or return any information that (i) is known or available through other lawful sources not bound by a confidentiality agreement with the disclosing party; (ii) is or becomes publicly known or generally known in the industry through no fault of the receiving party or its agents; (iii) is developed by the receiving party independently of the disclosure by the disclosing party; (iv) is requested or required to be disclosed pursuant to Law (including securities Laws of any jurisdiction and rules and regulations of any applicable stock exchange), provided the other parties are given reasonable prior notice or consent thereto; or (v) relates solely to the income tax aspects and consequences of the transactions contemplated by this Agreement.

5.9     Permits.  Parent shall cause Company to, and Company shall, maintain all material Permits that continue to be necessary in order for Company to own the Assets and continue to conduct Company’s business as it is then conducted in full force and effect, and will file timely, all material reports, statements, renewals applications and other filings that are required to keep such Permits in full force and effect, and will pay timely all fees and charges in connection therewith that are required to keep the material Permits in full force and effect.

5.10  Other Employee Matters.  All individuals who are employees of Company immediately prior to the Closing shall continue to be employed by Company immediately after the Closing Date (the “Continuing Employees”).  From the Closing through December 31, 2007, Purchaser shall maintain for the benefit of Continuing Employees those Benefit Plans that are in effect immediately prior to the Closing (other than the McTurbine, Inc. Profit Sharing Plan, programs and policies).  In addition, effective as of the Closing, Purchaser shall offer the Continuing Employees (i) United Industrial Corporation employer-paid basic life and accidental death and dismemberment insurance coverage and (ii) AAI Corporation optional, employee-paid long-term care and group universal insurance coverage and flexible spending accounts; provided that the Continuing Employees will not be eligible to participate in the United Industrial Corporation 401(k) or Pension Plan.  The Board of Directors of Company shall adopt resolutions, no later than the Closing, to terminate the McTurbine, Inc. Profit Sharing Plan pursuant to termination documentation satisfactory to Purchaser. As soon as practicable following the Closing, Purchaser shall establish and implement a Purchaser profit sharing plan or other arrangement for the Continuing Employees providing substantially the same benefits to the Continuing Employees as the McTurbine, Inc. Profit Sharing Plan.

5.11  Further Action; Efforts.

(a)           Each of the parties shall use its Reasonable Best Efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable.  Each of the parties shall use its Reasonable Best Efforts to achieve all of such party’s applicable conditions to Closing (which includes obtaining all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to Contracts with Parent, Company, Stockholder and Purchaser as are necessary for the consummation of the transactions contemplated herein).

(b)           During the period after the date hereof but prior to the Closing (the “Interim Period”), each of the parties shall promptly notify the others in writing of any pending or, to the Knowledge of such party, threatened action, proceeding or investigation by any Governmental Authority or any other Person (i) challenging or seeking damages in connection with the transactions contemplated hereby or (ii) seeking to restrain or prohibit the consummation of the transactions contemplated hereby or otherwise limit the right of Purchaser to own or operate all or any portion of Company’s business, the Assets or Company.

5.12  Standard Employee NDAs.  Between the date hereof and the Closing Date, Purchaser and Stockholder shall cause Company, and Company shall use Reasonable Best Efforts, and cooperate with Purchaser, to cause each employee of Company who will continue as an employee following the Closing to enter into Purchaser’s Standard Non-Disclosure, Non-Solicitation and Assignment of Inventions Agreement, substantially in the form of Exhibit C hereto (the “Standard Employee NDAs”).

5.13  Tax Treatment.  The parties acknowledge and agree that Parent intends that the transactions contemplated by this Agreement, including (i) the distribution by Company to Parent of all of the capital stock or other ownership interest the Company beneficially owns in each of Airborne Engines and KALZ as described in Section 6.11 and (ii) the deemed liquidation of Company into Parent on the Closing Date as a result of the Section 338(h)(10) Election to be made pursuant to Section 12.6, shall be treated as a complete liquidation of Company for federal, state, local and foreign income Tax purposes to the maximum extent permitted under Section 332 of the Code and any corresponding provisions of Tax law.  This Agreement, and Parent’s approval, execution and delivery of this Agreement, shall constitute Parent’s adoption of a “plan of liquidation” as defined in Section 332 of the Code.  The parties shall cooperate to effectuate the transactions contemplated by this Agreement in a manner consistent with this Section 5.13 and shall report such transactions for federal income tax purposes in a manner that is consistent with this Section 5.13.

5.14  U. S. Export Controls.  Each of the parties hereunder agrees to comply with and to take, or cause to be taken, or to assist the other party in taking, prior to and subsequent to Closing, all actions necessary, proper or advisable under the U.S. export control laws and regulations, including the International Traffic in Arms Regulations, to effectuate the transactions contemplated hereby and the amendment, assumption for transfer of export control licenses, agreements and/or approvals in connection therewith (including without limitation those set forth on the Disclosure Schedule pursuant to Section 3.33 hereof), including (i) notification to the U.S. Department of State regarding the transactions contemplated hereby, the names and addresses of all parties involved, and the registration codes of all parties involved, and (ii) the filing of DSP-119 Amendment Forms.

5.15  Canadian Tax Matters.

(a)           Immediately upon the completion of the distribution by Company to Parent of Company’s interest in Airborne, and in any event prior to the Closing Date, Company shall (i) remit to the Receiver General for Canada an amount equal to 25% of the fair market value of the interest in Airborne Engines acquired by Parent on the distribution of such interest by Company (the “Withheld Amount”), and (ii) submit an application to the Minister of National Revenue for a certificate pursuant to Subsection 116(4) of the Income Tax Act (Canada) (“CITA”) (a “Subsection 116 Certificate”).

(b)           Following the Closing, Company shall file or Purchaser shall cause Company to file, in the manner and within the delays provided for under CITA, a Canadian income tax return in respect of the year in which the distribution of the interest in Airborne Engines to Parent occurred, and provided Company has received a Subsection 116 Certificate with respect to Company’s distribution of its interest in Airborne, in form and substance satisfactory to Purchaser acting reasonably, Purchaser shall cause Company to pay to Parent, by wire transfer of immediately available funds to an account designated in writing by Parent, any amount that is refunded to Company on account of the Withheld Amount, within three (3) Business Days of Company’s receipt of such refunded amount.

6.             CONDITIONS TO PURCHASER’S OBLIGATIONS.  The obligations of Purchaser to consummate this Agreement and Closing of the transactions contemplated hereunder are subject to the satisfaction or waiver of each of the following conditions on or prior to the Closing Date:

6.1     Representations and Warranties.  The representations and warranties of Parent, Company and/or Stockholder to Purchaser contained herein (and in any certificates delivered by Parent, Company and/or Stockholder pursuant hereto) that are qualified by materiality (including by a Material Adverse Effect qualifier) will be true and correct in all respects as of the Closing Date and the representations and warranties of Parent, Company and/or Stockholder to Purchaser contained herein (and in any certificates delivered by Parent, Company and/or Stockholder pursuant hereto) that are not so qualified by materiality (including a Material Adverse Effect qualifier) will be true and correct in all material respects as of the Closing Date (in each case, subject to all qualifications as to Knowledge set forth in those representations and warranties).

6.2     Compliance with Covenants.  All of the covenants to be complied with and performed by Parent, Company and/or Stockholder on or before the Closing Date shall have been duly complied with and performed in all material respects.

6.3     Closing Documents.  On the Closing Date, Parent, Company and/or Stockholder shall have delivered or caused to be delivered to Purchaser the duly executed closing documents as specified in Section 9.1 hereof.

6.4     Required Consents.  Parent, Company and/or Stockholder shall have delivered or caused to be delivered to Purchaser the consents, Permits, waivers, or other approvals and copies of the notices set forth on Exhibit H hereto.

6.5     Absence of Litigation.  As of the Closing, no Law shall have been adopted, promulgated, entered, enforced or issued by any Governmental Authority, or action, claim, suit or proceeding shall be pending or threatened before any court, other Governmental Authority or arbitrator which is reasonably likely to (i) enjoin, restrain, or prohibit the consummation of the transactions contemplated by this Agreement or any Transaction Document, (ii) have the effect of making illegal or otherwise prohibiting the transactions contemplated hereby or by any Transaction Document or (iii) materially adversely affect, including through the imposition of any requirement to divest or hold separate any assets or  segments of the business of Company, Purchaser or any of their Affiliates, the right of Purchaser following the Closing to own the Company Common Stock or the right of Purchaser and Company to operate Company’s business as currently operated and as currently proposed to be operated; provided, however, that this condition may not be invoked by Purchaser if any such action, suit or proceeding was initiated by Purchaser or principally and proximately results from its conduct.

6.6     Execution of Key Personnel Retention Agreements.  Each of the Key Personnel shall have entered into a Retention Agreement substantially in the form of Exhibit E (the “Retention Agreements”).

6.7     Execution of Noncompetition/Consulting Agreements.  Parent and Stockholder shall have entered into a Noncompetition Agreement with Purchaser, substantially in the form of Exhibit B-1 hereto (the “Parent/Stockholder Noncompetition Agreement”) and Stockholder shall have entered into a Consulting Agreement with Purchaser, substantially in the form of Exhibit B-2 hereto (the “Stockholder Consulting Agreement”.

6.8     Audited Financial Statements.  Parent and/or Company shall have delivered to Purchaser, at least ten (10) Business Days prior to the Closing, the Audited Financial Statements, and such Audited Financial Statements shall not (i) contain any non-customary auditor qualifications or a going concern opinion or (ii) contain any material and adverse difference or change from the Unaudited Financial Statements.

6.9     New Facility Lease Agreement.  The Company shall have entered in a lease agreement with KALZ with respect to the facility located at 401 Junior Beck Drive, Corpus Christi, Texas (the “New Facility Lease Agreement”) in the form attached as Exhibit D hereto.

6.10  Termination of Related Party Agreements.  Except for the New Facility Lease Agreement and any employment contracts set forth on the Disclosure Schedule, each Contract of Company with (a) Parent or any of its Affiliates and (b) any other Related Party outside of the Ordinary Course of Business shall have been terminated, and Purchaser shall have received evidence thereof satisfactory to Purchaser.

6.11  Distribution of Stock of Subsidiaries/Canadian Tax Withholding.  The Company shall have distributed, or otherwise transferred, all of the capital stock or other ownership interest the Company beneficially owns in each of (a) Airborne Engines, Ltd., a Canadian corporation (“Airborne Engines”), and (b) KALZ LLP, a Texas registered limited liability partnership (“KALZ”), and Purchaser shall have received evidence satisfactory to it that Company does not hold any interest in either Airborne Engines or KALZ.  With respect to the distribution of Company’s interest in Airborne Engines, Purchaser shall have received (i) evidence satisfactory to Purchaser of payment by Company of the Withheld Amount in accordance with Section 5.15(a) hereof and (ii) a copy of Company’s application for a Subsection 116 Certificate pursuant to Section 5.15(a) hereof.

6.12  Loan Agreements and Liens.  Company shall have been released from all obligations and liability under (i) the Loan Agreement, dated as of March 7, 2006, by and among Parent, Company, Mintex, Inc., Stockholder and Branch Banking and Trust Company of Virginia, and any and all agreements and instruments ancillary thereto and (ii) the Loan Agreement, dated as of June 2006, by and among, KALZ, Parent, Company and Stockholder and Branch Banking and Trust Company of Virginia and any and all agreements and instruments ancillary thereto (including without limitation the Guaranty Agreement, dated as of June 2006, made by Company to Branch Banking and Trust Company of Virginia), and Parent shall have delivered to Purchaser such documents, instruments and other evidence as may be reasonably required to demonstrate the same.  Parent shall have delivered to Purchaser such documents, instruments and other evidence as may be reasonably required to demonstrate that, effective as of the Closing Date, all Liens (other than Permitted Liens) with respect to the Company, the Assets and the Company Common Stock have been fully released.

6.13  Mutual Release.  Parent, Company and Stockholder shall have entered into a mutual release, substantially in the form of Exhibit G hereto (the “Mutual Release”).

6.14  No Material Adverse Effect.  There shall have been no Material Adverse Effect during the period from the date of this Agreement to the Closing.

6.15  McTurbine Incorporated.  McTurbine Incorporated, a New Jersey corporation, shall have been dissolved or its name shall have been changed to a name satisfactory to Purchaser, and Purchaser shall have received evidence of the same from Parent.

6.16  Termination of Company Profit Sharing Plan.  Company shall have terminated the McTurbine, Inc. Profit Sharing Plan pursuant to documentation reasonably satisfactory to Purchaser.

7.             CONDITIONS TO PARENT’S, COMPANY’S AND STOCKHOLDER’S OBLIGATIONS.  The obligations of each of Parent, Company and/or Stockholder to consummate this Agreement and Closing of the transactions contemplated hereunder are subject to the satisfaction of each of the following conditions on or prior to the Closing Date:

7.1     Representations and Warranties.  The representations and warranties of Purchaser to Parent, Company and Stockholder contained herein (and in any certificates delivered by Purchaser pursuant hereto) that are qualified by materiality (including by a Material Adverse Effect qualifier) will be true and correct as of the Closing Date and the representations and warranties of Purchaser to Parent, Company and Stockholder contained herein (and in any certificates delivered by Purchaser pursuant hereto) that are not so qualified by materiality (including by a Material Adverse Effect qualifier) will be true and correct in all material respects as of the Closing Date (in each case, subject to all qualifications as to Knowledge set forth in those representations and warranties).

7.2     Compliance with Covenants.  All of the covenants to be complied with or performed by Purchaser on or before the Closing Date shall have been duly complied with and performed in all material respects.

7.3     Closing Documents.  On the Closing Date, Purchaser shall have delivered to Parent, Company and/or Stockholder duly executed closing documents, as specified in Section 9.2 below.

7.4     Required Consents.  Purchaser shall have received the consents, Permits, approvals and waivers set forth on Schedule 7.4.

7.5     Absence of Litigation.  As of the Closing, no Law shall have been adopted, promulgated, entered, enforced or issued by any Governmental Authority, nor shall any action, claim, suit or proceeding be pending or threatened before any court, other Governmental Authority or arbitrator which is reasonably likely to (i) enjoin, restrain, or prohibit the consummation of the transactions contemplated by this Agreement or any Transaction Document, (ii) have the effect of making illegal or otherwise prohibiting the transactions contemplated hereby or by any Transaction Agreement or

(iii) materially adversely affect, including through the imposition of any requirement to divest or hold separate any assets or  segments of the business of Company, Purchaser or any of their Affiliates, the right of Purchaser following the Closing to own the Company Common Stock or the right of Purchaser and Company to operate Company’s business as currently operated and as currently proposed to be operated; provided, however, that this condition may not be invoked by Parent or Stockholder if any such action, suit or proceeding was initiated by Parent or Stockholder or results primarily and proximately from their respective conduct.

7.6     Execution of Retention Agreements.  Parent shall each have entered into Retention Agreements substantially in the form of Exhibit E with each of the Key Personnel.

7.7     Environmental Insurance Policy.  Purchaser shall have obtained the Environmental Insurance Policy, and delivered to Parent satisfactory evidence thereof.

8.             CLOSING.

8.1     Timing.  By mutual agreement of the parties, the Closing may take place by conference call and telecopy with exchange of original signatures by overnight mail.  To the extent permitted by Law and GAAP, for tax and accounting purposes, the parties shall treat the Closing as being effective as of 11:59 p.m. on the Closing Date (the “Effective Time”).

9.             CLOSING DOCUMENTS.

9.1     Closing Documents to be Delivered by  Parent, Company and/or Stockholder.  On the Closing Date, Parent, Company and/or Stockholder shall deliver to Purchaser:

(a)           certificates representing the Company Common Stock, duly endorsed or accompanied by stock powers duly executed in blank and otherwise in a form acceptable for transfer on the books of Company;

(b)           the stock book, stock ledger, minute book and corporate seal of Company;

(c)           copies of resolutions of Parent’s and Company’s respective boards of directors and stockholders authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and of Company’s Articles of Incorporation and Bylaws, as amended, all as certified by Parent’s and Company’s respective corporate secretaries;

(d)           a certificate executed by Parent, Company and Stockholder attesting that each of Parent, Company and Stockholder has complied with all conditions set forth in Section 6 hereof, in a form reasonably satisfactory to Purchaser;

(e)           the consents, Permits, waivers, approvals and notices contemplated by Section 6.4 hereof;

(f)            a cross-receipt executed by Parent, in a form reasonably satisfactory to Purchaser and Parent;

(g)           certificates from the State of Texas and from each jurisdiction where Company is qualified to do business as a foreign corporation, dated no earlier than fifteen (15) days prior to the Closing Date, as to the good standing of Company in such jurisdictions;

(h)           a certification dated as of the Closing Date in form and substance as required under Section 1445 of the Code and the Regulations thereunder to confirm withholding of any portion of the Purchase Price is not required under Section 1445(a) of the Code;

(i)            the Retention Agreements referenced in Section 6.6, executed by each of the Key Personnel;

(j)            Parent/Stockholder Noncompetition Agreement referenced in Section 6.7, executed by Parent and Stockholder;

(k)           the Stockholder Consulting Agreement referenced in Section 6.7, executed by Stockholder;

(l)            the Escrow Agreement executed by Parent and Stockholder;

(m)          resignations effective immediately upon the Closing of each of the officers and directors of Company;

(n)           the evidence of payment of Withheld Amount and a copy of the application for a Subsection 116 Certificate pursuant to Section 6.11;

(o)           the New Facility Lease Agreement, executed by KALZ and Company;

(p)           all documents and instruments contemplated by Section 6.12 hereof;

(q)           an opinion from counsel to Parent, Company and Stockholder, addressed to Purchaser and its successors, dated as of the Closing Date in the form attached hereto as Exhibit D;

(r)            the Mutual Release referenced in Section 6.12, executed by Parent, Company and Stockholder; and

(t)            the documents effecting the termination of the McTurbine, Inc. Profit Sharing Plan, executed by Company.

9.2     Closing Documents to be Delivered by Purchaser.  On the Closing Date, Purchaser shall deliver to Parent, Company and/or Stockholder or the third parties referenced in Section 2.2(c), as applicable:

(a)           the Closing Date Purchase Price as provided in Section 2;

(b)           a certificate executed by Purchaser attesting that Purchaser has complied with all conditions set forth in Section 7 hereof, in a form reasonably satisfactory to Parent;

(c)           an executed cross-receipt, in a form reasonably satisfactory to Purchaser and Sellers; and

(d)           the Escrow Agreement executed by Purchaser.

9.3     Other Closing Documents and Actions.  The parties will also execute such other documents and perform such other acts, before and after the Closing Date, as may be necessary for the implementation and consummation of this Agreement.

10.          TERMINATION.

10.1  Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(a)           by mutual written agreement of Parent and Purchaser;

(b)           by Purchaser, if Parent, Company or Stockholder has committed a material breach of any provision of this Agreement that has not been cured within thirty (30) days of written notice of such material breach;

(c)           by Parent, Company and Stockholder, if Purchaser has committed a material breach of any provision of this Agreement that has not been cured within thirty (30) days of written notice of such material breach;

(d)           by either Purchaser or Parent if an order, decree, ruling, judgment or injunction has been entered by any Governmental Authority of competent jurisdiction permanently restraining, enjoining or otherwise limiting or prohibiting the consummation of the transactions contemplated by this Agreement and such order, decree, ruling, judgment or injunction has become final and non-appealable; or

(e)           automatically, without any action by any party, if the Closing has not occurred before 5 p.m., Fairfax, VA time, on November 30, 2006; provided, however, that this right shall not be available to (i) Parent, Company and or Stockholder if any of them is in material breach of any provision of this Agreement (without regard to any cure period) or any of the conditions set forth in Article 6 have not been fulfilled, or (ii) Purchaser, if it is in material breach of any provision of this Agreement (without regard to any cure period) or any of the conditions set forth in Article 7 have not been fulfilled.

10.2  Effect of Termination.  If this Agreement is terminated as provided in Section 10.1, then all further obligations under this Agreement shall terminate and no party hereto shall have any liability in respect of the termination of this Agreement; provided, however, that the confidentiality obligations of Purchaser, Parent, Company and Stockholder described in Section 5.8 will survive any such termination; provided further that no such termination will relieve Purchaser, Parent, Company or Stockholder from liability for any breach of any representation, warranty, covenant or agreement set forth in this Agreement prior to such termination and in the event of such breach the parties hereto shall be entitled to exercise any and all remedies available under law or equity in accordance with this Agreement, and, if such termination resulted from a breach of any covenant herein by the breaching Party(ies), the non-breaching Party(ies) shall be entitled to be reimbursed by the breaching Party(ies) for any and all reasonable out-of-pocket expenses incurred by such non-breaching Party(ies) in connection with this Agreement, the transactions contemplated hereby and/or such breach of covenant.

11.          INDEMNIFICATION.

11.1  Indemnification by Parent and Stockholder.  Parent and Stockholder shall jointly and severally indemnify and hold Purchaser, its Affiliates and Company (from and after the Closing) and each of their respective shareholders, trustees, directors, officers, employees and agents (collectively, the “Purchaser Parties”) harmless against and from and in respect of any and all Adverse Consequences which are incurred by virtue of or result from (a) (i) the inaccuracy or breach of any representation or warranty made by Parent, Company and/or Stockholder in this Agreement, or (ii) the non-fulfillment by Parent, Company (prior to the Closing Date) and/or Stockholder of any unwaived covenant, obligation or agreement, in each case as contained in this Agreement or (b) enforcing the Purchaser Parties’ indemnification rights provided for hereunder; provided that the Purchaser Parties shall have no right to indemnification related to any amount included in the Financial Statements to the extent such amount is reflected in the determination of Actual Net Worth.  For purposes of any indemnification by Parent and/or Stockholder under this Article 11, each of the representations and warranties by Parent, Company and/or Stockholder that contains any materiality (or correlative meaning) qualifier, including without limitation a Material Adverse Effect qualification, shall be deemed to have been made as though there were no materially (or correlative meaning) qualification.

11.2  Indemnification by the Purchaser.  Purchaser agrees to indemnify Parent and Stockholder, their Affiliates, and each of their respective shareholders, trustees, directors, officers, employees and agents (collectively, the “Parent Parties”) harmless against and from and in respect of any and all Adverse Consequences which are incurred by virtue of or result from (a) (i) the inaccuracy in or breach of any representation or warranty made by Purchaser in this Agreement, or (ii) the non-fulfillment or breach of any unwaived covenant, obligation, or agreement, in each case as made by or on behalf of Purchaser in this Agreement, or (b) enforcing the Parties’ indemnification rights provided for hereunder.

11.3  Supplemental Indemnification.

(a)           Supplemental Tax Indemnification.  Notwithstanding anything to the contrary contained herein, Parent and Stockholder shall jointly and severally indemnify the Purchaser Parties for any liability for any Taxes imposed on Company (including any underpayments penalties, interest and any Taxes imposed by any foreign taxing authority on the employees of Company) pursuant to federal, state, local or foreign law or for Losses attributable to any periods or portions thereof ending on or before the Closing Date in excess of Taxes which are included as liabilities for the purpose of computing Actual Net Worth.  All indemnification obligations set forth in this Section 11.3(a) shall be included within the term Tax Claims for purposes of Section 11.4 and Section 11.5.

(b)           Audits and Investigations.  Notwithstanding anything to the contrary contained herein, Parent and Stockholder shall jointly and severally indemnify and hold harmless the Purchaser Parties from and in respect of any and all Adverse Consequences (excluding cost and expenses incurred in defending routine or periodic audits, but not damages incurred as a result of such audits) incurred by any of the Purchaser Parties arising out of, or otherwise in respect of, any audit (including without limitation any DCAA audit), investigation, claim or action by any Governmental Authority with respect to any Governmental Contract that relates to events or actions taken prior to the Effective Time and that specifically targets the Company.  All indemnification obligations set forth in this Section 11.3(b) shall be included within the term Government Contracts Claims for purposes of Section 11.4 and Section 11.5.

(c)           Subsidiaries.  Notwithstanding anything to the contrary contained herein, Parent and Stockholder shall jointly and severally indemnify and hold harmless the Purchaser Parties from and in respect of any and all Adverse Consequences incurred by any of the Purchaser Parties related to, or otherwise in respect of, Airborne Engines and/or KALZ, including without limitation any and all Adverse Consequences with respect to (i) the Loan Agreement, dated as of June 2006, by and among, KALZ, Parent, Company and Stockholder and Branch Banking and Trust Company of Virginia and any and all agreements and instruments ancillary thereto (including without limitation the Guaranty Agreement, dated as of June 2006, made by Company to Branch Banking and Trust Company of Virginia) and (ii) the ownership by KALZ of the property located at 401 Junior Beck Drive, Corpus Christi, Texas.

(d)           Supplemental Environmental Indemnification. Notwithstanding anything to the contrary contained herein, Parent and Stockholder shall jointly and severally indemnify and hold harmless the Purchaser Parties from and in respect of any Adverse Consequences, including but not limited to third party or Governmental Authority claims for penalties, environmental investigation, remediation, operations and maintenance costs, costs of institutional controls and/or any deductible payments under the Environmental Insurance Policy, related to or arising out of: (i) the use of degreasing solvents, including PCE and TCE, on the Leased Premises, and/or (ii) any subsurface contamination of soils or groundwater on, in or under the Leased Premises or migrating from the Leased Premises onto or under real property located adjacent to or near the Leased Premises.  All indemnification obligations set forth in this Section 11.3(d) shall be included within the term Environmental Claims for purposes of Section 11.4 and Section 11.5; provided, that Parent and Stockholder’s indemnification obligations pursuant to this Section 11.3(d) shall be limited to the Adverse Consequences that exceed amounts finally and actually paid to Purchaser pursuant to the Environmental Insurance Policy.

11.4  Survival .  All representations and warranties of the parties hereto contained in this Agreement shall survive the execution and delivery hereof and the Closing hereunder, and, after the Closing (a) the representations and warranties made in Sections 3.1, 3.2(a), 3.3, 3.4, 3.26, 3.30 and 3.31, and any and all claims based upon fraud shall survive indefinitely; (b) the representations and warranties made in Sections 3.17 and 3.19 and any other Tax Claim, shall survive until thirty (30) days after the expiration of the applicable statute of limitation; (c) the representations and warranties made in Sections 3.28, 3.32, 3.33, and 3.38 and any other Government Contracts Claim shall survive until the date that is twenty-four (24) months after the Closing Date; (d) the representations and warranties made in Section 3.21 and any other Environmental Claim shall survive until the fifth anniversary of the Closing Date and (e) all other representations and warranties shall survive until the date that is eighteen (18) months after the Closing Date.  Any indemnity claim or right arising from a breach or inaccuracy of any representation and warranty described in clauses (a) through (e) of this Section 11.4, shall survive the expiration date of such representation or warranty to the extent the party asserting such claim shall have in good faith provided written notice in reasonable detail on or prior to the applicable date referenced in clauses (a) through (e) of this Section 11.4 to the party against which such claim is asserted.  Except as otherwise expressly provided herein, the covenants and agreements contained in this Agreement shall survive the execution and delivery hereof and the consummation of the transactions contemplated hereby indefinitely.

11.5  Certain Limitations on Indemnification Obligations.

(a)           Basket Amount.  Except as otherwise expressly provided in this Section 11, the Purchaser Parties and Parent Parties shall not be entitled to receive any indemnification payments under Sections 11.1, 11.2, 11.3(b) and 11.3(d) and in connection with the inaccuracy in or breach of any representation or warranty, until the aggregate amount of Adverse Consequences incurred by the Purchaser Parties or Parent Parties, as the case may be, exceeds Three Hundred Thousand Dollars ($300,000) (the “Basket Amount”), but only for such excess.

(b)           Maximum Aggregate Amount.  Except as otherwise expressly provided in this Section 11, (i) the maximum aggregate amount of indemnification payments under this Section 11 in connection with the inaccuracy in or breach of any representation or warranty (including any Government Contracts Claim) to which the Purchaser Parties shall be entitled to receive, upon the triggering of any indemnification obligation hereunder, excluding indemnification payments based upon the inaccuracy in or breach of the representations and warranties made in Sections 3.17, 3.19, 3.21, any other Tax Claim and/or any other Environmental Claim, shall not exceed 20% of the Purchase Price and (ii) the maximum aggregate amount of indemnification payments under this Section 11 in connection with the inaccuracy in or breach of any representation or warranty to which the Purchaser Parties shall be entitled to receive, upon the triggering of any indemnification obligation hereunder, including indemnification payments based upon the inaccuracy in or breach of the representations and warranties made in Sections 3.17, 3.19, 3.21, any other Tax Claim and/or any other Environmental Claim, shall not exceed 25% of the Purchase Price.

(c)           Exceptions to Limitations.

(1)           Notwithstanding anything to the contrary in this Agreement, any indemnification payments based upon or any Adverse Consequences related to (i) the indemnification provided under Section 11.3(c), (ii) any and all breaches of the representations and warranties listed in Sections 11.4(a), and (iii) any and all claims for fraud, shall not be subject to either the Basket Amount set forth in Section 11.5(a) or the maximum aggregate indemnification limitation set forth in Section 11.5(b) and shall not be used in calculating whether the maximum aggregate indemnification limitation set forth in Section 11.5(b) has been met, provided that any indemnification payments based upon or any Adverse Consequences related to the foregoing shall not exceed the Purchase Price.

(2)           Notwithstanding anything to the contrary in this Agreement, any indemnification payments based upon or any Adverse Consequences related to the indemnification provided under Section 11.3(a) shall not be subject to the Basket Amount set forth in Section 11.5(a), but shall be deemed a Tax Claim for purposes of Section 11.5(b).

11.6  Defense of Claims.  In the case of any claim for indemnification under Section 11.1, 11.2 or 11.3 arising from a claim of a third party (including the IRS or any other Governmental Authority), an indemnified party shall give prompt written notice and, subject to the following sentence, in no case later than twenty (20) days after the indemnified party’s receipt of notice of such claim, to the indemnifying party of any claim, suit or demand of which such indemnified party has Knowledge and as to which it may request indemnification hereunder.  The failure to give such notice shall not, however, relieve the indemnifying party of its indemnification obligations except to the extent that the indemnifying party is actually harmed thereby.  The indemnifying party shall have the right to defend and to direct the defense against any such claim, suit or demand in its name and at its expense, and with counsel selected by the indemnifying party unless such claim, suit or demand seeks an injunction or other equitable relief against the indemnified party; provided, however, that the indemnifying party shall not have the right to defend or direct the defense of any such claim, suit or demand if it refuses to acknowledge fully its obligations to the indemnified party for contests, in whole or in part, its indemnification obligations therefor.  If the indemnifying party elects, and is entitled, to compromise or defend such claim, it shall within twenty (20) days (or sooner, if the nature of the claim so requires) notify the indemnified party of its intent to do so, and the indemnified party shall, at the request and expense of the indemnifying party, cooperate in the defense of such claim, suit or demand.  If the indemnifying party elects not to compromise or defend such claim, fails to notify the indemnified party of its election as herein provided or refuses to acknowledge or contests its obligation to indemnify under this Agreement, the indemnified party may pay, compromise or defend such claim; provided, that in the event that the indemnified party pays or compromises on a claim without the prior written consent of the indemnifying party, then the indemnifying party shall have the right to contest the reasonableness of the amount of any payment or settlement.  Except as set forth in the immediately preceding sentence, the indemnifying party shall have no indemnification obligations with respect to any such claim, suit or demand which shall be settled by the indemnified party without the prior written consent of the indemnifying party; provided, however, that notwithstanding the foregoing, the indemnified party shall not be required to refrain from paying any claim which has matured by a court judgment or decree, unless an appeal is duly taken there from and exercise thereof has been stayed, nor shall it be required to refrain from paying any claim where the delay in paying such claim would result in the foreclosure of a lien upon any of the property or assets then held by the indemnified party or where any delay in payment would cause the indemnified party material economic loss.  The indemnifying party’s right to direct the defense shall include the right to compromise or enter into an agreement settling any claim by a third party; provided that no such compromise or settlement shall obligate the indemnified party to agree to any settlement which requires the taking of any action by the indemnified party other than the delivery of a release, except with the consent of the indemnified party (such consent not to be unreasonably withheld or delayed).  The indemnified party shall have the right to participate in the defense of any claim, suit or demand with counsel selected by it subject to the indemnifying party’s right to direct the defense.  The fees and disbursements of such counsel shall be at the expense of the indemnified party; provided, however, that, in the case of any claim, suit or demand which seeks injunctive or other equitable relief against the indemnified party, the fees and disbursements of such counsel shall be at the expense of the indemnifying party.

11.7  Non-Third Party Claims.  Any claim which does not result from a third party claim shall be asserted by a written notice to the other party or parties and shall be identified as a “DIRECT INDEMNITY CLAIM NOTICE.”  The recipient of such notice shall have a period of twenty (20) days after receipt of such notice within which to respond thereto.  During such twenty (20) day period, the recipient shall have the right to cure any applicable breach of this Agreement.  If the recipient does not respond within such twenty (20) days and does not cure the applicable breach, the recipient shall be deemed to have accepted responsibility for the Adverse Consequences set forth in such notice and shall have no further right to contest the validity of such notice.  If the recipient responds within such twenty (20) days after the receipt of the notice and rejects such claim in whole or in part, the party delivering shall be free to pursue enforcement of the indemnification obligation under this Article 11 by suit or other available remedy.

11.8  Liability of the Company.  Purchaser shall not be required after the Closing to make any claim against Company in respect of any representation, warranty, covenant or any other obligation of Company to Purchaser hereunder or under any other Transaction Document to which Company is a party.

11.9  Tax Treatment.  Unless otherwise required by applicable law, all indemnification payments shall constitute adjustments to the Purchase Price for all Tax purposes, and no party shall take any position inconsistent with such characterization.

11.10   No Waiver.  The foregoing indemnification provisions in this Section 11 (including the provisions of Section 11.4 and Section 11.5) do not (a) waive or affect any claims for fraud, to which any Purchaser Party may be entitled, or shall relieve or limit the liability of any Parent Party arising out of or resulting from fraud in connection with the transactions contemplated by this Agreement or in connection with the delivery of any of the documents referred to herein and (b) waive or affect any equitable remedies to which Purchaser may be entitled.

11.11   No Right of Contribution.  Neither Parent nor Stockholder shall have any right to seek contribution from Company or Purchaser with respect to all or any part of any of Parent’s or Stockholder’s indemnification obligations under this Section 11.

11.12   Exclusive Remedy.  Except as set forth in the next sentence or otherwise expressly provided herein, the remedies provided for in this Section 11 shall be the sole and exclusive remedies of the parties hereto and their Affiliates and their respective shareholders, trustees, officers, directors, employees, agents, representatives, successors and assigns for any breach of or inaccuracy in any representation, warranty or covenant contained in this Agreement or the Escrow Agreement.  The foregoing shall not limit any party’s right to seek equitable remedies.

12.          POST CLOSING MATTERS.  Following the Closing Date, the parties agree as follows:

12.1  Cooperation.  In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefore under Section 11 hereof).  Parent and Stockholder acknowledge and agree that from and after the Closing, Purchaser will be entitled to possession of, and Parent will provide to Purchaser, all documents, books, records (including Tax records but specifically excluding all records relating to income Taxes), agreements, corporate minute books and financial data of any sort relating to Company (excluding such items relating solely to Airborne Engines or KALZ; provided that, the Company shall provide Purchaser with reasonable access as needed to any records relating to income Taxes and any items relating solely to Airborne Engines or KALZ and Purchaser shall be able to make copies of any of these items as reasonably necessary.

12.2  Litigation Support.  In the event and for so long as any party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement (including without limitation a claim specified in Section 11.6 hereof) or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that existed on or prior to the Closing Date involving Company, each of the other parties will cooperate with such party and such party’s counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefore under Section 11 hereof).  This provision shall be inapplicable to any direct claims between Parent or Stockholder or their representatives or Affiliates on the one hand and Purchaser or Company or their representatives or Affiliates on the other hand.

12.3  Books and Records.  Each party agrees that it will reasonably cooperate with and make available (or cause to be made available) to the other party, during normal business hours, all books and records, information and employees (without substantial disruption of employment) retained, remaining in existence or continuing to be employed after the Closing Date which are necessary or useful in connection with any Tax inquiry, audit, or dispute, any litigation or investigation or any other matter requiring any such books and records, information or employees for any reasonable business purpose (a “Permitted Use”).  The party requesting any such books and records, information or employees shall bear all of the out-of-pocket costs and expenses reasonably incurred in connection with providing such books and records, information or employees.  All information received pursuant to this Section 12.5 shall be kept confidential pursuant to Section 5.8 (which shall continue to apply to this extent following the Closing Date) by the party receiving it, except to the extent that disclosure is reasonably necessary in connection with any Permitted Use.  This provision shall be inapplicable to any direct claims between Parent or Stockholder or their representatives or Affiliates on the one hand and Purchaser or Company or their representatives or Affiliates on the other hand.

12.4  Cooperation and Records Retention.  Parent and Stockholder on the one hand and Purchaser and Company on the other hand each shall (i) provide the other with such assistance as may reasonably be requested by either of them in connection with the preparation of any Tax Return, audit, or other examination by any taxing authority or judicial or administrative proceedings relating to liability for any Taxes; (ii) retain and provide the other with any records or other information that may be relevant to such Tax Return, audit or examination, proceeding or determination; (iii) provide the other with any final determination of any such audit or examination, proceeding, or determination that affects any amount required to be shown on any Tax Return of the other for any period; and (iv) cooperate with respect to closing the books of Company and filing a tax return for Company as of the Closing Date.  The party requesting any such assistance or information shall bear all of the out-of-pocket costs and expenses reasonably incurred in connection with providing such assistance or information.

12.5  Tax Matters.

(a)           Periods Ending on or Before the Closing Date.  Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for Company for all periods ending on or prior to the Closing Date which are filed after the Closing Date.  Any Tax Returns filed pursuant hereto shall be prepared in a manner consistent with the prior Tax Returns of the Company or otherwise as required by applicable Law.  No later than twenty (20) days prior to filing, Parent shall deliver to Purchaser all such Tax Returns and any related work papers and shall permit Purchaser to review and comment on each such Tax Return and shall make such revisions to such Tax Returns as are reasonably requested by Purchaser.  Parent shall timely pay to the appropriate taxing authority any Taxes of Company with respect to such periods to the extent such Taxes were not included as a liability in the calculation of Actual Net Worth.  The costs, fees and expenses related to the preparation of such income Tax Returns shall be paid by Parent.

(b)           Periods Beginning Before and Ending After the Closing Date.  To the extent that any Tax Returns of Company relate to any Tax periods which begin before the Closing Date and end after the Closing Date, Purchaser shall prepare or cause to be prepared in a manner required by applicable Law, and file or cause to be filed any such Tax Returns.  Purchaser shall be entitled to prepare such Tax Returns in a manner different from the manner prior Tax Returns of the Company were prepared; provided, that no deviation of difference in the manner Purchaser prepares such Tax Returns shall result in any increase in the Tax liability of Company related to periods that begin before the Closing Date and end on the Closing Date. Purchaser shall permit Parent to review and comment on each such

Tax Return described in the preceding sentence at least twenty (20) days prior to filing such Tax Returns and shall make such revisions to such Tax Returns as are reasonably requested by Parent.  Any Taxes of Company with respect to the portion of such period ending on the Closing Date, to the extent such Taxes were not included as a liability in the calculation of Actual Net Worth, shall be paid in cash by Parent.  The costs, fees and expenses related to the preparation of such Tax Returns shall be paid by Purchaser or Company.  For purposes of this Section, in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes but does not end on the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date shall be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date.  Any credits relating to a taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant taxable period ended on the Closing Date.  All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with GAAP.  For the avoidance of doubt, any Taxes resulting from the making of the Section 338(h)(10) Election shall be deemed to relate to the relevant period ended on the Closing Date.

(c)           Tax Sharing Agreements.  All Tax Sharing Agreements or similar agreements with respect to or involving Company shall be terminated as of the Closing Date and, after the Closing Date, Company shall not be bound thereby or have any liability thereunder.

(d)           Certain Tax Information.  Parent and Purchaser acknowledge and agree that because Parent and the Company are part of an Affiliated Group that filed consolidated federal income Tax Returns, if Parent is subject to a Tax audit or examination by a Taxing Authority or judicial or administrative proceeding with respect to any Tax periods ending on or prior to the Closing Date, the Company and therefore the Purchaser could be adversely affected if Parent does not fulfill any obligations imposed on the Parent with respect to such consolidated federal income Tax Returns.  Thus, if at the time of the Closing or at any time after the Closing Parent is subject to a Tax audit or examination by a Taxing Authority or judicial or administrative proceeding, with respect to any Tax periods ending on or prior to the Closing Date, Parent shall keep Purchaser fully informed with respect to such Tax audit or examination by a Taxing Authority or judicial or administrative proceeding and shall provide Purchaser with copies of all interim and final correspondence and determinations with respect to such Tax audit or examination by a Taxing Authority or judicial or administrative proceeding and with respect to Parent’s fulfillment of any obligations imposed on the Parent with respect to such Tax audit or examination by a Taxing Authority or judicial or administrative proceeding

(e)           Amendment of Parent Virginia Tax Returns.  Within three (3) months following the Closing, Parent shall file amendments to all Parent consolidated income Tax Returns filed with the Commonwealth of Virginia that included Company and are subject to applicable Tax statute of limitations, which amendments shall eliminate Company from such Tax Returns.

12.6  338(h)(10) Election.

(a)           Purchaser may, in its sole discretion, require Parent to join in a Code Section 338(h)(10) election, together with any election under the provisions of applicable state Law to the same effect (the “Section 338(h)(10) Election”).  Purchaser must provide Parent with written notice within 120 days after Closing of its decision in order Parent to be bound to join in the Code Section 338(h)(10) Election.  In such event, Purchaser shall prepare and deliver to Parent all applicable documents that Purchaser deems necessary to effectuate the Section 338(h)(10) Election, including a reasonable number of copies of IRS Form 8023 (and/or any other form(s) or statement(s) necessary to effectuate the Section 338(h)(10) Election) and Parent shall take all steps that Purchaser deems necessary to effectuate the Section 338(h)(10) Election, including the delivery to Purchaser of a reasonable number of copies of IRS Form 8023 (and/or any other form(s) or statement(s) necessary to effectuate the Section 338(h)(10) Election) duly signed by Parent.  Purchaser will have the sole responsibility for assuring that the Section 338(h)(10) Election is duly and timely made.  Parent (to the extent so advised by Purchaser pursuant to the provisions of this Section 12.6) shall comply fully with all filing and other requirements necessary to effectuate such Section 338(h)(10) Election on a timely basis and agrees to cooperate in good faith with Purchaser in the preparation and timely filing of any Tax Returns required to be filed in connection with the making of such Section 338(h)(10) Election.  Parent will include any income, gain, loss, deduction or other Tax item resulting from the Section 338(h)(10) Election on its Tax Returns to the extent required by applicable Law.  Parent shall be responsible for all Taxes imposed on Company attributable to the making of the Section 338(h)(10) Election.

(b)           Within 120 days after the Closing, Purchaser will deliver to Parent a statement containing Purchaser’s allocation of the Purchase Price among the Assets of Company (the “Allocation Statement”).  The Allocation Statement will be prepared in accordance with Sections 338 and 1060 of the Code and any comparable provisions of state, local or foreign Law, as appropriate, and Purchaser will involve an independent, reputable accounting or valuation firm in the preparation of the Allocation Statement.  Purchaser shall permit Parent to review and comment on such Allocation Statement described in the preceding sentence at least ten (10) days prior to filing such Allocation Statement, but shall have no obligation to make changes requested by Parent.  Parent, Company, Stockholder and Purchaser will report the allocation of the total consideration among the Assets of Company in a manner consistent with the final Allocation Statement and will act in accordance with the final Allocation Statement in the preparation and timely filing of all Tax Returns (including filing Form 8883 with their respective federal income Tax Returns for the taxable year that includes the Closing Date and any other forms or statements required by the Code, Regulations, the IRS or any applicable state or local Tax authority).  Purchaser and Parent agree to promptly provide the other parties with any reasonable additional information with respect to Purchaser or Parent, as the case may be, and reasonable assistance required to complete Form 8883 or to compute Taxes arising in connection with (or otherwise affected by) the transactions contemplated by this Agreement.  Each party will promptly inform the others of any challenge by any Tax authority to any allocation made pursuant to this Section 12.6; provided, however, that Purchaser shall be fully responsible for conducting and managing any such challenge and any and all costs and expenses related thereto and agrees to consult with and keep Parent informed with respect to the status of, and any discussion, proposal or submission with respect to, such challenge.

12.7  Market Stand-Off.  Parent, Company and Stockholder acknowledge that the existence of this Agreement and the negotiations with respect hereto may be considered material non-public information.  Parent, Company and Stockholder shall not, and shall notify in writing those of Parent’s  and/or Company’s officers, directors, Affiliates and employees who have knowledge or become aware of the existence of this Agreement and/or the negotiations with respect hereto not to, purchase, sell, pledge, hypothecate or otherwise transfer, or grant or acquire any option or other right to purchase, any securities of United Industrial Corporation from the date hereof through the third Business Day after the public announcement by United Industrial Corporation of the existence of this Purchase Agreement and its subject matter.

13.          EXPENSES.  Except as otherwise expressly set forth elsewhere in this Agreement, Purchaser shall bear its own legal and other fees and expenses incurred in connection with its negotiating, executing and performing this Agreement, including any related broker’s or finder’s fees, and Parent, Company and Stockholder shall bear their respective legal and other fees and expenses incurred in connection with their negotiating, executing and performing this Agreement, including any related broker’s or finder’s fees, for periods on or before the Closing Date in accordance with Section 2.2(c).  Parent and Stockholder shall bear their own legal and other fees and expenses incurred in connection with this Agreement after the Closing, including any related broker’s or finder’s fees, subject to the provisions of this Agreement.  Purchaser shall pay all applicable Taxes, if any, which are due as a result of the transfer of the Company Common Stock in accordance herewith.

14.          AMENDMENT; BENEFIT AND ASSIGNABILITY .  This Agreement may be amended only by the execution and delivery of a written instrument by or on behalf of Parent, Company, Stockholder and Purchaser. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other person or entity shall have any right (whether third party beneficiary or otherwise) hereunder.  Parent, Company and Stockholder acknowledge and agree that Purchaser or United Industrial Corporation or both may merge with or otherwise be acquired by another business entity after Closing, and any successor business entity will have all of the rights and remedies of Purchaser hereunder, as applicable.  This Agreement (and the parties respective rights hereunder) may not be assigned by any party without the prior written consent of the other parties; provided, however, that Purchaser may assign all or any portion of this Agreement to any Affiliate of Purchaser; provided that Purchaser shall remain obligated for the payment of the Purchase Price and the performance of this Agreement.

15.          NOTICES.  All notices, demands and other communications pertaining to this Agreement (“Notices”) shall be in writing addressed as follows:

If to Parent or Stockholder (or Company prior to the Closing):

M International, Inc.
1301 Dolley Madison Boulevard
McLean, VA  22101
Attention:  Richard D. McConn
Fax: (703) 448-4408

with a copy to:                                                                 Arnold & Porter LLP
1600 Tyson’s Boulevard
9th Floor
McLean, VA 22102
Attention:  Robert B. Ott
Fax:  (703) 720-7399

If to Purchaser (or the Company after the Closing):

AAI Services Corporation
124 Industrial Lane
Hunt Valley, MD 21030-0126
Attention:  Jonathan Greenberg, General Counsel
Fax: (410) 683-6498

with a copy to:                                                                 Holland & Knight LLP
1600 Tyson’s Boulevard
7th Floor
McLean, VA 22102
Attention:  William J. Mutryn
Fax: (703) 720-8610

Notices shall be deemed given five (5) Business Days after being mailed by certified or registered United States mail, postage prepaid, return receipt requested, or on the first Business Day after being sent, prepaid, by nationally recognized overnight courier that issues a receipt or other confirmation of delivery.  Notices delivered via facsimile will be deemed given when actually received by the recipient, provided that by no later than two days thereafter such notice is confirmed in writing and sent via one of the methods described in the previous sentence.  Notices delivered by personal service shall be deemed given when actually received by the recipient.  Any party may change the address to which Notices under this Agreement are to be sent to it by giving written notice of a change of address in the manner provided in this Agreement for giving Notice.

16.          WAIVER.  Unless otherwise specifically agreed in writing to the contrary:  (i) the failure of any party at any time to require performance by the other of any provision of this Agreement shall not affect such party’s right thereafter to enforce the same; (ii) no waiver by any party of any default by any other shall be valid unless in writing and acknowledged by an authorized representative of the non-defaulting party, and no such waiver shall be taken or held to be a waiver by such party of any other preceding or subsequent default; and (iii) no extension of time granted by any party for the performance of any obligation or act by any other party shall be deemed to be an extension of time for the performance of any other obligation or act hereunder.

17.          ENTIRE AGREEMENT.  This Agreement (including the Exhibits and Disclosure Schedule hereto, which are incorporated by reference herein and deemed a part of this Agreement) and the Transaction Documents constitute the entire agreement between the parties with respect to the subject matter hereof and referenced herein, and supersede and terminate any prior agreements between the parties (written or oral) with respect to the subject matter hereof.  This Agreement may not be altered or amended except by an instrument in writing signed by the party against whom enforcement of any such change is sought.

18.          COUNTERPARTS.  This Agreement may be signed in any number of counterparts with the same effect as if the signature on each such counterpart were on the same instrument.  Facsimiles of signatures shall be deemed to be originals.

19.          CONSTRUCTION .  The headings of the Sections of this Agreement are for convenience only and in no way modify, interpret or construe the meaning of specific provisions of the Agreement.

20.          EXHIBITS AND DISCLOSURE SCHEDULE.  The Exhibits and Disclosure Schedule to this Agreement are a material part of this Agreement.

21.          SEVERABILITY.  In case any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions will not in any way be affected or impaired.  Any illegal or unenforceable term shall be deemed to be void and of no force and effect only to the minimum extent necessary to bring such term within the provisions of applicable Law and such term, as so modified, and the balance of this Agreement shall then be fully enforceable.

22.          CHOICE OF LAW.  This Agreement is to be construed and governed by the laws of the Commonwealth of Virginia without giving effect to principles of conflicts of laws).  Parent, Company, Stockholder and Purchaser irrevocably agree that any legal action or proceeding arising out of or in connection with this Agreement may be brought in any state court located in Fairfax  County, Virginia or in the United States District Court, Eastern District of Virginia (or in any court in which appeal from such courts may be taken), and each party agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court, and hereby agrees not to challenge such jurisdiction or venue by reason of any offsets or counterclaims in any such action, suit or proceeding.

23.          PUBLIC STATEMENTS.  Purchaser will determine when to announce the transactions contemplated by this Agreement and the content of such announcement.  Parent, Company and Stockholder  agree not to make any public announcements and to consult with Purchaser prior to and with respect to any internal communications with Company employees regarding the proposed transaction.

24.          WAIVER OF TRIAL BY JURY.  THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT AND ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY IN CONNECTION WITH SUCH AGREEMENTS.

25.          REMEDIES.  Except as specifically set forth in this Agreement, any party having any rights under any provision of this Agreement will have all rights and remedies set forth in this Agreement and all rights and remedies which such party may have been granted at any time under any other contract or agreement and all of the rights which such party may have under any Law.  Any such party will be entitled to (i) enforce such rights specifically, without posting a bond or other security, (ii) to recover damages by reason of a breach of any provision of this Agreement and (iii) to exercise all other rights granted by Law.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date first written above.

PARENT:
M International, Inc.

By:	/s/ R. McConn
Name: Richard McConn
Title: CEO

COMPANY:
McTurbine Inc.

By:	/s/ R. McConn
Name: Richard McConn
Title: CEO

STOCKHOLDER:
Richard D. McConn

By:	/s/ R. McConn
Name: Richard McConn
Title: Owner

PURCHASER:
AAI Services Corporation

By:	/s/ Frederick M. Strader
Name: Frederick M. Strader
Title: Chief Executive Officer

[STOCK PURCHASE AGREEMENT SIGNATURE PAGE]